MICHAEL A. LITTMAN
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567




                                 January 8, 2007




Securities and Exchange Commission
Attn:    Hanna Teshone
         Special Counsel
100 F Street NE
Washington, DC 20549

Re:      Tombstone Cards, Inc.
         Registration Statement - Form SB-2
         File No. 333-138184

Dear Madame,

         In response to your comment letter dated November 17, 2006, the Company has substantially amended its filing and attached hereto is a marked copy showing all changes, and in parenthesis, the comment number to which the change is responsive as applicable. Set forth below are the comments and below each comment is the Company response.

     1) The document you have filed will need substantial revision prior to effectiveness. The disclosure you have provided is confusing and difficult to follow. Please refer to the requirements of Form SB-2 and Regulation S-B for guidance as you revise this document. The comments below are intended to provide further guidance in the process.

     Response: Your comment has been taken into consideration in the response.

     2) The title of each class of securities to be registered indicates that only the common shares/stock are being registered. As such, while the options and/or warrants may have different exercise prices, it is unclear why the common shares underlying these instruments have different prices. Please revise the fee

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table to clarify the securities being registered pursuant to this document clearly indicating whether it is warrants, options or the common stock to be issued pursuant to their exercise that is being registered. In addition, clarify the offering price per unit of such security. Please see related comment that follows.

     Response: The section calculation of Registration fee has been revised on page ii of the Registration Statement to conform to your comment.

     3) We note there is currently no public market for your shares. Accordingly, you must set a fixed price at which the selling shareholders may sell their shares until a market for your stock develops. Please make revisions throughout your prospectus to reflect sales by selling shareholders at a fixed price including the fee table, cover page, and plan of distributions. Also, furnish the information required by Item 505 of Regulation S-B.

     Response: We have added a full paragraph on page 2, in which disclosure of a price is made for selling shareholders, and thereafter the language is responsive to Item 505 of Regulation S-B.

     4) To avoid confusion, please use the same descriptive terms throughout the prospectus to identify the various warrants and options being registered. For example, in the chart under The Offering on page 5 you describe 750,000 as the "Maximum Shares Underlying Consultant/Employee Warrants @ $0.55." However, on the cover page you break this number into two parts, with 600,000 representing
"Common Shares Underlying Consultant Warrants" and 150,000 representing "Employee/Consultant Option Shares." In addition, in the chart at the bottom of page 11 you refer to "Other' warrants," which you have not defined. And under Use of Proceeds on page 12 you state that you intend to raise "#36,000 from the sale of 60,000 Shares of Common Stock at $0.60 per share," but do not indicate that these are the shares underlying the placement agent warrants, as you do on the cover page.

     Response: In response to your comment we no longer have aggregated all of the $0.55 warrants and have broken them out on page 1 and page 5. On page 13, however, since this chart deals with total dilution, rather than other issues, and since the warrants for consultants and employee/consultants were exercisable at $0.55, we felt it appropriate to aggregate them, but footnoted to explain the aggregation, which we believe is appropriate disclosure. On page 14 we have added disclosure of "Placement Agent Warrants" and added full description of Warrants on page 15.

     5) To provide a plain English prospectus to investors, please avoid empty phrases such as "in order to support the development of an organization that would create the processes and tools necessary" on page 5, and "in order to support the development of an organization that would be fully able to capitalize on a specific set of products" on page 7.

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     Response: In response to comment number 5 we have deleted "empty phrases" on page 4 and page 7.

     6) Throughout the filing, please use either "our" or "its" to refer to matters pertaining to your company.

     Response: We have word searched the document and made changes throughout, but not marked as number 6 because they were numerous small corrections. We hope this is acceptable.

     7) You indicate on page 5 that the securities you are registering will raise a total of $12,530,000. However, the figures you provide in the first paragraph under Use of Proceeds on page 12 add up to $12,978,500. And on page 15 you indicate that if all warrants are fully exercised, you will raise $13,780,000. Please revise your disclosure to eliminate these discrepancies.

     Response: On page 5, we have revised the number to $12,978,500 which includes exercise of all of the Warrants of whatever nature. This number matches the Use of Proceeds on page 15. And on page 25 we have explained the $13,794,805 as to what it consists of.

     8) In addition, please indicate that these funds will be raised by the company if all warrants and options described above are exercised, except that you will not receive any proceeds from sales of shares by selling shareholders. Furthermore, state that, given that you have no operating history and no revenues, it is highly unlikely that the warrants will be exercised at $2.00 or $5.00 in the foreseeable future.

     Response: On page 1 we have inserted the language suggested shown in the first paragraph.

     9) Please revise the summary to provide a brief overview of key aspects of the offering and your business. Refer to Item 503(a) of Regulation S-B. For example, this should include: a) that you are in the developmental stage of your business and the date you anticipate that sales operations will begin, b) disclosure that your auditors have issued a going concern opinion and the reasons noted for issuing that opinion, and c) disclosure of any factors that make the offering speculative or risky.

     Response: On page 4 we have inserted language shown in the third, fourth and fifth paragraphs on the page.

     10) Please reconcile the net loss of $28,705 from April 29, 2005 to June 30, 2006 to your income statement of page F-4 and revise as necessary.

     Response: On page 4 we have revised the number of deficit to reconcile with income statement on page F-4, last paragraph on page.


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     11) Please revise your disclosure to indicate that, although you have no employees at the present time, you do currently employ executive officers, as described on page 40, although two have, until June 30, 2006, contributed their service to the company, as disclosed on page F-8.

     Response: On page 4 we have added language as shown on comment number 11 in second paragraph.

     12) Please add a risk factor to address that you do not have any escrow provisions and that you do not have any intention of returning any sale proceeds to investors if the maximum amount is not raised.

     Response: We have added this Risk Factor on page 7.

     13) Please add a risk factor to address that it is very unlikely that any security holder would exercise either the warrants or the options.

     Response: We have added this Risk Factor on page 7.

     14) Please consider risk factors that describe the impact on your business should poker decline in popularity, rather than grow in popularity as you anticipate, either due to changes in people's gaming habits, an enforcement crackdown on illegal gambling, or a recession that will reduce disposable income. In addition, consider adding risk factors that address other "Weaknesses" and "Threats to Our Business Plan" that you identify on page 27.

     Response: On pages 11 and 12 we have added three risk factors responsive to this comment.

     15) Please consider a risk factor about the impact on your business should supplies of playing card paper from France, which you reference on page 30, be cut off or reduced or supply routes be disrupted. Also, in an appropriate place in the prospectus, describe why all such paper comes from France.

     Response: We have added a risk factor responsive on page 12.

     16) Please revise to include the fact that, given that you have no operating history and no revenues, it is highly unlikely that the warrants will be exercised at $2.00 and $5.00 in the foreseeable future, which makes it highly unlikely that the company will raise that additional working capital from this registration.

     Response: We have added to the Risk Factor on page 6.


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     17)  The  other  sections  that  you   cross-reference,   "Management"  and
"Conflicts of Interest," do not appear else where in the prospectus. Please revise to provide the indicated information.

     Response: We have amended to add "conflicts" on page 23, and the words "executive team" on page 8 referencing page 23.

     18) Please revise this risk factor to disclose the amount of time it is expected that the officers and directors will spend on this business. Similarly revise your disclosure in the section titled "Directors, Executive Officers..."

     Response: We have added Risk Factor on pages 8, 22 and 23.

     19) Clarify whether "part time basis" mentioned in the first sentence refers to the directorship responsibilities of the three individuals, to their responsibilities as officers, or both.

     Response: In response to number 19, we have made revisions on page 7.

     20) In addition, please tell us what else, other than "other business interests" that you reference in a risk factor appearing on page 6, would prevent your officers from devoting their "full time attention" to your business.

     Response: Please see added language on page 8.

     21) You indicate that your officers and directors have a total of 1,500,000 shares. However, on page 19 you indicate that the total is 1,025,000 shares. Please revise to eliminate this discrepancy.

     Response: Corrected and amended number on page 10.

     22) Please explain what you mean when you say that your company is promotional. If you mean that the company is a developmental-stage company, then please say this instead.

     Response: Amended language on page 11.

     23) The common shares you registering pursuant to this document are being offered by the selling shareholders and by those persons who will receive the common shares upon the exercise of warrants or options. through the company may receive the exercise price of the warrants and options, it is unclear to how the company would receive the proceeds from the sale of the common shares. Please clarify your disclosure.

     Response: Please see language added on page 14.


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     24) Please substantially revise this section to provide disclosure consistent with Item 504 of Regulation SB. In that regard, indicate the amount to be used for each purpose and the priority of each purpose, if all of the securities are not sold.

     Response: Please see the amended tables on pages 15 and 16 and text where revisions are contained and certain language is deleted on that page. We believe this complies with Item 504 of Regulation SB.

     25) The explanation you provide on page 13 indicates that, should you not raise the full amount of the offering, website development will be given priority while marketing and equipment, such as office furniture and computer hardware, will be given less priority. However, these priorities are not reflected in the second chart on page 12, which merely provides for pro rata expenditure reductions in each expenditure category should you not raise the full amount of the offering. Please revise so that your priorities are reflected in the chart, as well.

     Response: Please see the revised Tables I and II and the text on page 15 amended in response to your comment.

     26) You indicate that 1,500,000 shares have been sold for $0.01 per share and 1,730,000 shares have been sold for $0.50 per share. However, the Recent Sales of Unregistered Securities chart on pages 42 and 43 indicates that 1,610,000 shares have been sold for $0.01 per share and $1,620,000 shares have been sold for $0.50 per share. Please revise to eliminate this inconsistency.

     Response: Please see the revised language on page 17 and on pages 48 and 49 revised "Recent Sales of Unregistered Securities.

     27) Please explain to us what the percent column under "Shares Purchased" and "Total Consideration" is supposed to represent and why each column does not add up to 100%.

     Response: Please see table revisions on page 17 and added footnotes (2) and
     (3) on page 18.

     28) Disclose here or in another appropriate place in the prospectus, the transactions pursuant to which the selling shareholders received their shares and the transactions pursuant to which the warrants and options were issued.

     Response: Please see added language on page 19 responsive to your comment.

     29) Please provide all of the information required under Item 507 of Regulation S-B.

     Response: Please see revisions to table on pages 20 and 21 made in response to Item 507/SB.


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     30) If all of the securities listed here are being registered in this registration statement, please state this fact and give the percentage of each class owned by each selling shareholder holding one percent or more of that class.

     Response: We have added language on page 19 as marked with "Comment #30" and all percentages are shown in the table on pages 20 and 21.

     31) Please tell us why you have  included  Capital  Merchant  Banc,  Garden
State   Securities,   and  Employee   stock  options  in  the  list  of  selling
shareholders.

     Response: The three entities have been deleted from the table on page 21 in response to your comment.

     32) It does not appear that any of the selling stockholders are registered broker-dealers. Please confirm. Finally, please tell us whether any of the selling stockholders are affiliates of broker-dealers.

     Response: Additional language has been added on page 21 marked with "Comment #32".

     33) Please revise your disclosure to state that the selling shareholders "may be deemed" underwriters in this offering.

     Response: Additional text has been added on page 22 marked with "Comment #33".

     34) Please provide the age of each executive officer and indicate here and in the chart on page 19 that, in addition to being executive officers, John Harris and William.

     Response: In this section on pages 22 and 23, revisions are made in response to the comment.

     35) Please indicate where Mr. Cox received his degree in business.

     Response: In response, see page 22 marked "comment #35".

     36) Please revise this chart to take into consideration all outstanding securities, including options and warrants. Note that a person is deemed a beneficial owner if that person has the right to acquire beneficial ownership of a security within sixty days. Please refer to the Instructions to Item 403 of Regulation SB and to Exchange Act Rule 13d-3(d)(1).

     Response: In chart on page 24, revisions are shown in response to comment.


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     37) The first sentence, which says that all shares when issued will be fully paid and non-assessable, is a legal conclusion which you are not qualified to make. Either delete the sentence or attribute it to a law firm and file a consent in the next amendment.

     Response: Phrase deleted in Common Stock on page 25, marked "Comment #37".

     38) A plain English prospectus requires that you say something once and say it well, rather than mention it multiple times in passing. For example, significantly revise and reduce the size of this section to consolidate multiple references to likely marketing efforts, marketing alliances and partnerships, advertising strategies, sales strategies, target market segment information, descriptions of your competitors, your vision and goals, your website, and your intended online card design and ordering capabilities. Once you have done this, briefly highlight key matters in the summary section of the prospectus.

     Response: We have substantially revised and deleted material in this section as shown starting on page 27 and with deletions throughout section, in response to your comment.

     39) You state a number of things about your competitors, including:

     o Page 21: They "appear content to use older technology than ours to produce their product offerings, thereby maintaining their relatively long time-to-market requirements. This means they focus on either high-cost, low-volume runs or low-cost, high-volume runs."

     o Page 22: They "are, for the most part, printing companies, not marketing/development companies, and we believe that they do not appreciate the full upside potential of what they apparently consider a submarket niche."

     o Page 24: "[M]any online custom cards fall into the `artisan' or craft category because there is too much variation in the printing process."

     o Page 24: "Instead of providing customers with something unique and truly exciting, many companies in the market space instead focus, somewhat understandably, on maximizing the run times of their presses, which are a considerable capital investment."\

     o Page 25: "For those companies willing to do small runs, sometimes as low as a single deck, the price rises to almost $30 per unit. Still, the printing variations in these cards, often utilizing `hot stamping' or silk screening,' (sic) make them a novelty rather than a true playing card."


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     o Page 32: "Although some printers offer customization, these are extremely limited offerings (one or two colors on a standard background), have poor production values (look and feel of the finished product), and up-charge for full color and customization"

     Please provide a basis for these statements. Alternatively, delete.

     Response: In response to comment we have deleted the referenced text from pages 27, 28, 29 and 36 and marked as "Comment #39".

     40) Where you have already identified the sources of statistics you cite, such as your references to Chris Poundstone of the Amateur Poker League, UberTrend, Nielsen Media Research, ESPN, Bluff Magazine, Michael Tchong, Card Player Magazine, Motley Fool, and Ubertrends.com, please either provide a consent for the use of such information from each of these sources or confirm that the cited information is publicly available for free or for a nominal cost, quantifying any such nominal cost. Refer to Rule 436 of Regulation C. Alternatively, you may remove your references to the third parties and attribute the information to the company, based on its own research.

     Response: We have deleted all references to any publication or quote whatsoever on page 28. We believe, however, the staff position on this deprives potential investors of information.

     41) Please provide us with the basis for your statement that you will offer playing cards "at a price that is significantly lower than the competitions."

     Response: Please see revised text on page 27, "Comment #41".

     42) Please delete the reference to the Private Placement Memorandum on page 22.

     Response: Paragraph deleted on page 28, "Comment #42".

     43) Please provide us with the basis for your statement that the poker-playing and gaming market "have grown exponentially" since 2003.

     Response: Please see deletion and revision on page 28, "Comment #43".

     44) Please describe what "Flashtm-based" means.

     Response: Please see deletion on page 28, "Comment #44".

     45) Please revise your disclosure to describe what you mean by "television gaming," as referenced on page 23.



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     Response: We have deleted the section involving "television gaming" language on page 28.

     46) Please revise this section header to more closely align with the contents of the section.

     Response: We have renamed this section and reworded it on page 28.

     47) In addition, if you intend to advertise in the magazines you mention, then please state this fact.

     Response: Responsive text added on page 28, "Comment #47".

     48) Please provide the basis for your claim that your design and ordering system will "exceed the capabilities of anything on the market today."

     Response:  In response  we have  reworded  the phrase on page 28,  "Comment
     #48".

     49) Please include a crackdown on illegal gambling as one of the risks you discuss here.

     Response: Text added on page 29, "Comment #49".

     50) Please disclose the "new product lines completely outside this market" that you reference here.

     Response: Text deleted on page 29, "Comment #50".

     51) You mention responses from customers but you have no sales operations yet. Please revise to potential customers, and disclose whether or not you are referring to informal encounters with potential customers or some kind of more formal market survey of such individuals.

     Response: We have revised the text on page 30, "Comment #51", in response to your comment.

     52) In addition, please disclose the basis for your claim that "inquiries from prospective customers suggest that there is considerable demand that we will be prepared to meet."

     Response: Text deleted on page 30, "Comment #52".

     53) You indicate that "management has been extensively involved in the core business (print and print design)." However, the background descriptions you provide of management on pages 17-18 contain no apparent references to such experience. Please revise your disclosure or advise.



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     Response: We have revised the text on page 31, "Comment #53", in response to your comment.

     54) Please rewrite the last paragraph in plain English or delete.

     Response: Text deleted on page 32, "Comment #54".

     55) Please describe what a "pip" design is.

     Response: We have added text on page 33, "Comment #55".

     56) You discuss "inventory levels" here and "inventory costs" on page 30 but stated on page 26 that you do not intend to maintain an inventory. Please revise your disclosure to eliminate this inconsistency.

     Response: We have revised the text on page 34, "Comment #56", in response to your comment.

     57) Please advise why, if you project unit costs of less than $3 a deck, do your competitors charge almost $30 a deck, as referenced on page 25?

     Response: In response we have deleted language on page 29 where marked "Comment #57 " and amended the "Unit Cost" language on page 35, "Comment #57".

     58) Please explain what you mean by "street prices."

     Response: In response we have deleted language and substituted new language as shown on page 41, "Comment #58", under pricing.

     59) In addition, we note your disclosure about how pricing "will vary based on the size and/or frequency of the order." However, your website as of November 15, 2006 indicates that the price will be "just $8.00 per deck with a minimum order of only 24 decks." If this represents your pricing structure, then please revise your disclosure to include it, or advise.

     Response: In response we have deleted language and substituted new language as shown on page 41, "Comment #59", under pricing.

     60) Please revise this section to discuss in greater detail your plan of operation for the next twelve months. Provide disclosure of each of your planned activities, each material event or step required to pursue of your planned activities including any contingencies such as raising insufficient funds in this offering and, the manner in which you intend on conducting your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step. Please refer to Item 303(a) of Regulation S-B.

     Response: On pages 42 we have added language and have made revisions in tables on page 43.

     61) You state on page 32 that your projected initial capital requirement is $1 million. Please revise your disclosure to discuss how long you expect to be able to satisfy your cash requirements, given your current amount of working capital.

     Response: We have amended language on page 37, "Comment #61" and on page 42, "Comment #61" to be consistent.

     62) You indicate here that you intend to spend funds raised in this offering "to pay listed categories pro rata." However, the explanation you provide on page 13 indicates that, should you not raise the full amount of the offering, web site development will be given priority while marketing and equipment, such as office furniture and computer hardware, will be given less priority. Please revise to eliminate this inconsistency.

     Response: We have amended language on page 15, "Comment #62" and on page 42, "Comment #62".

     63) We note that your company was organized within the past five years. Please include the information required by Item 404(c) of Regulation S-B, as necessary.

     Response: We have added language shown on page 43 in response to your comment, "Comment #63".

     64) Please revise your disclosure to identify how both the 500,000 shares sold to various investors during July and August 2005 and the agreement with the consultant providing for vesting of 600,000 warrants are related transactions as defined by Item 404 of Regulation S-B.

     Response: We have deleted the paragraph on page 44 marked "Comment #64" as it is not a related party transaction. The Capital Merchant Banc is "Related Party" because the 600,000 warrants could be exercised in 60 days for more than 10% ownership in the company thus making it potentially a related party. See added language where marked "Comment #64".

     65) Also, please include the fact that the president and CFO contributed their management services to the company until June 30, 2006.

     Response: See language on page 44 added and marked "Comment #65".


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     66) You indicate that the President and CFO were paid salaries in fiscal year 2006. However, in note 2 to the financial statements on page F-S you indicate that the President and CFO "contributed management services to the Company for the period presented." Please revise to eliminate this inconsistency.

     Response: We have revised language on page 46 where marked "Comment #66" in response to comment.

     67) Please provide the dates for all the transactions listed, as well as the section of the Securities Act or the rule of the Commission under which you claimed exemption from registration and the facts relied upon to make the exemption available. Refer to Item 701(a) and (d) of Regulation S-B.


     Response: In response we have revised the table on pages 48 and 49, and have added language, "Comment #67" on page 49.

     68) In addition, for any securities sold for other than cash, such as those provided to Capital Merchant Bank and Garden State Securities, describe the transaction and the type and amount of consideration received by the small business issuer. Refer to item 701(c) of Regulation S-B.

     Response: In response we have added disclosure on page 49 where marked with "Comment #68".

     69) Please explain to us how Dale  Stonedahl and George W.  Wanberg/Cynthia
B. Wanberg received A and B warrants having paid only $0.01 a share, given that your financial statements on page F-8 only disclose that such warrants were sold as part of units for $0.50 a share.

     Response: In response we have added explanation language on page 49, "Comment #69", just below the table.

     70) Please provide documents related to the related party transactions you describe on.

     Response: In response we represent that the only documents relating to the certificates, other than stock for its related party transaction, is the "Capital Merchant Banc Warrant Form" as filed (Exhibit 10.3).

     71) Either delete last paragraph or re-file the opinion dated the date of effectiveness.

     Response: Legal Opinion will be re-filed with effectiveness.



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     72) Please indicate that Mr. Reilly is Chief Operating Officer as well as Director and that Mr. Cox is Chief Financial Officer as well as Director in second signature space for each, respectively. Please see Instructions for signatures to Form SB-2.

     Response: We have amended signature page (page 52), "Comment #72".

     73) In accordance with paragraph 40(c) of SFAS 128, please disclose the amount of any securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, as it is anti-dilutive to the period(s) presented.

     Response: We have disclosed the amount of any securities that could potentially dilute basic EPS that were not included in the computation of diluted EPS.

     74) It appears that you have 1,580,000 A and B warrants outstanding (430,000 units sold as of June 30, 2006 and 1,150,000 additional units sold during July 2006). Please reconcile to the 1,790,000 common shares underlying the A warrants and 1,790,000 common shares underlying the B warrants discussed on page 3 and revise as necessary. In addition, reconcile the 3,080,000 common stock outstanding (1,930,000 outstanding at June 30, 2006 and 1,150,000 additional units sold during July 2006) to the 3,230,000 shares of common stock discussed on page 3 and revise as necessary.

     Response: We show 2,010,000 A and B warrants outstanding (860,000 A and B warrants granted as of June 30, 2006 and 1,150,000 additional A and B warrants granted during July 2006). We have reconciled the 1,790,000 shares of common stock underlying the A warrants and 1,790,000 shares of common stock underlying the B warrants (this includes 1,730,000 shares of common stock underlying the A and B warrants and 60,000 shares of common stock underlying the A and B Placement Agent warrants) as discussed on page 3.

     In addition, we have reconciled the 3,080,000 shares of common stock outstanding (1,930,000 shares of common stock outstanding at June 30, 2006 and 1,150,000 additional shares of common stock sold during July 2006) to the 3,230,000 shares of common stock (this includes the addition of 150,000 shares of common stock sold during August 2006) discussed on page 3.

     75) The independent public accountants in each amendment should furnish manually signed and currently dated consents to the Form SB-2.

     Response: Please see Exhibit 23.2.


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     76) Please update the financial statements in accordance with Item 310(g) of Regulation S-B.

     Response: Please see attached financial statements for the period ended September 30, 2006.





                                                     Sincerely,

                                                     /s/Michael A. Littman

                                                     Michael A. Littman


MAL:cc





















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             As filed with the Securities and Exchange Commission on
                  January 8, 2007 Registration No. 333-138184

 ==============================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM SB-2/A
                                 AMENDMENT NO. 1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              TOMBSTONE CARDS, INC.
                 (Name of small business issuer in its charter)

        COLORADO                           2759                   51-0541963
        --------                           ----                   ----------
(State or jurisdiction of      (Primary Standard Industrial    (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)

                 5380 Highlands Drive, Longmont, Colorado 80503
                   Phone (303) 684-6644 (Address and telephone
                     number of principal executive offices)

                                   Neil A. Cox
                 5380 Highlands Drive, Longmont, Colorado 80503
                     Phone (303) 684-6644 (Name, address and
                     telephone number of agent for service)

                        COPIES OF ALL COMMUNICATIONS TO:
                       Michael A. Littman, Attorney at Law
   7609 Ralston Road, Arvada, CO, 80002 phone 303-422-8127 / fax 303-431-1567

Approximate date of commencement of proposed sale to the public: As soon as possible after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE (COMMENT #2)
---------------------------- ------------------ ------------------------- --------------------------- ----------------
  Title of Each Class of       Amount To Be         Proposed Maximum           Proposed Maximum          Amount of
Securities To Be Registered     Registered      Offering Price Per Unit       Aggregate Offering       Registration
                                                                                  Price(1)                 Fee
---------------------------- ------------------ ------------------------- --------------------------- ----------------
Units      by       Selling          1,790,000                     $0.75                  $1,342,500          $143.65
Shareholders

---------------------------- ------------------ ------------------------- --------------------------- ----------------
Common   Stock  by  Selling          3,230,000                     $0.55                  $1,776,500          $190.09(2)
Shareholders
---------------------------- ------------------ ------------------------- --------------------------- ----------------
Common  Shares   Underlying            600,000                     $0.55                  $  330,000          $ 35.31(2)
Warrants to Consultants
---------------------------- ------------------ ------------------------- --------------------------- ----------------
Common  Shares   Underlying             60,000                     $0.60                  $   36,000          $  3.85(2)
Common    Stock    Purchase
Warrants to Placement Agent
---------------------------- ------------------ ------------------------- --------------------------- ----------------

Selling   Shareholders  "A"          1,790,000                     $0.10                  $  179,000          $ 19.15
Warrants
---------------------------- ------------------ ------------------------- --------------------------- ----------------
Selling   Shareholders  "B"          1,790,000                     $0.05                  $   89,500          $  9.58
Warrants

---------------------------- ------------------ ------------------------- --------------------------- ----------------
Common  Shares   Underlying          1,790,000                     $2.00                  $3,580,000          $383.06(2)
"A" Warrants
---------------------------- ------------------ ------------------------- --------------------------- ----------------
Common  Shares   Underlying          1,790,000                     $5.00                  $8,950,000          $957.65(2)
"B" Warrants
---------------------------- ------------------ ------------------------- --------------------------- ----------------

Common  Shares   Underlying            150,000                     $0.55                  $   82,500          $  8.83(2)
Employee  Options
---------------------------- ------------------ ------------------------- --------------------------- ----------------

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)  Amount previously paid with the original SB-2 filing.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              SUBJECT TO COMPLETION

                                   PROSPECTUS
                              TOMBSTONE CARDS, INC.

       1,790,000 UNITS CONSISTING OF ONE COMMON SHARE AND ONE "A" WARRANT
                               AND ONE "B" WARRANT
                     1,500,000 COMMON SHARES OF COMMON STOCK
         1,790,000 SHARES COMPRISING PART OF THE UNITS BEING REGISTERED
                             1,790,000 "A" WARRANTS
                             1,790,000 "B" WARRANTS

                 1,790,000 COMMON SHARES UNDERLYING "A" WARRANTS
                 1,790,000 COMMON SHARES UNDERLYING "B" WARRANTS
            60,000 COMMON SHARES UNDERLYING PLACEMENT AGENT WARRANTS

        600,000 COMMON SHARES UNDERLYING CONSULTANT WARRANTS (COMMENT #4)
             150,000 EMPLOYEE/CONSULTANT OPTION SHARES (COMMENT #4)

We are registering 1,790,000 Units consisting of one common share and one "A" Warrant and one "B" Warrant, 1,500,000 Shares of Common Stock of Selling Shareholders, 1,790,000 shares comprising part of the Units being Registered, 1,790,000 "A" Warrants, 1,790,000 "B" Warrants, 1,790,000 common Shares underlying "A" Warrants at $2.00 per Share, 1,790,000 common Shares underlying "B" Warrants at $5.00 per Share, 600,000 common Shares underlying Consultant Warrants at $0.55 per Share, 60,000 common Shares underlying Placement Agent Warrants at $0.60 per Share and 150,000 Employee/Consultant Option Shares at $0.55 per Share (the "Offering") of our Company, Tombstone Cards, Inc. ("Tombstone") a Colorado corporation, at a price of $5.00 per Share for a total amount of $12,566,000. (Comment #8) These funds will be raised by us if all Warrants and Options described above are exercised, except that we will NOT receive any proceeds from sales of shares by Selling Shareholders. Furthermore, given that we have no operating history and no revenues, it is highly unlikely that the Warrants will be exercised at $2.00 or $5.00 in the foreseeable future.

Each Unit (the "Units") consists of one share of our no par value common stock (the "Common Stock"), and two common stock purchase Warrants (the "Warrants"), an "A" Warrant and a "B" Warrant. Each "A" Warrant entitles the holder to purchase one share of Common Stock at $2.00 during the two-year period commencing August 31, 2006 and each "B" Warrant entitles the holder to purchase one share at $5.00 during the three year period commencing August 31, 2006. We have the right to call and redeem the Warrants upon 30 days written notice, at $0.001 per Warrant. Our Common Stock and Warrants will be separately transferable immediately after the closing of this offering. We have undertaken to keep the registration statement, of which this Prospectus is a part, current during the term of the Warrants. (See "Description of Securities")

These funds will be raised by us if all Warrants and Options described above are exercised, except that we will not receive any proceeds from sales of shares by Selling Shareholders. Furthermore, given that we have no operating history and no revenues, it is highly unlikely that the Warrants will be exercised at $2.00 or $5.00 in the foreseeable future.

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK; SEE "RISK FACTORS" BEGINNING ON PAGE 6 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE OR PROVINCIAL SECURITIES
COMMISSION, NOR HAS THE SEC OR ANY STATE OR PROVINCIAL SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We intend to have an application filed on our behalf by a market maker for approval of Units, Warrants and Common Stock for quotation on the Over-the Counter/Bulletin Board quotation system tradable separately, subject to effectiveness of the Registration Statement. It has not yet been filed, nor is there any selected broker/dealer as yet. Our Common Stock is presently not listed on any national securities exchange or the NASDAQ Stock Market or any other venue.

(Comment #3) Our Selling Security Holders plan to sell Units at $0.75, common Shares at $0.55, "A" Warrants at $0.10 and "B" Warrants at $0.05, until such time as a market develops for any of the securities and thereafter at such prices as the market may dictate from time to time. There is no market price for the stock and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends. The price was arbitrarily set at a slight premium to the previous private placement price of $0.50 per Unit. The Warrant exercise price was arbitrarily determined based on wishful thinking.


We are conducting this offering as a "self-underwriting" through our officers and directors, and therefore, we will pay no underwriting fees or commissions

     1. We are not using an underwriter for this offering of Shares or Shares underlying Warrants.

     2. We have no arrangement to place the proceeds from this offering in an escrow, trust or similar account. Any funds raised from exercise of Warrants pursuant to this offering will be immediately available to us for its use and retained by Tombstone regardless of whether or not there are any additional sales under this offering.


This offering will be on a delayed or continuous basis for sales of selling Shareholders Units, Shares, or Warrants and for exercise of Warrants for the period of the Warrants until expiry or call and exercise.

The price at which the Warrants may be sold cannot be determined. The Selling Warrantholders are not paying any of the offering expenses and we will not receive any of the proceeds from the sale of the Warrants by the Selling Warrantholders (See "Description of Securities - Warrants").


The information in this prospectus is not complete and may be changed. We may not sell these securities until the date that the registration statement relating to these securities, which has been filed with the Securities and Exchange Commission, becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


              The date of this Prospectus is January 8, 2007.

                               TABLE OF CONTENTS

=========================================================================================== ==============
Item in Form SB-2 Prospectus Caption                                                          Page No.
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Front of Registration Statement and Outside Front Cover Page of Prospectus
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Prospectus Cover Page                                                                            1
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Prospectus Summary and Risk Factors                                                              4
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Use of Proceeds                                                                                  14
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Determination of Offering Price                                                                  17
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Dilution                                                                                         17
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Selling Security Holders                                                                         19
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Plan of Distribution                                                                             21
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Legal Proceedings                                                                                22
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Directors, Executive Officers, Promoters and Control Persons                                     22
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Security Ownership of Certain Beneficial Owners and Management                                   24
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Description of Securities                                                                        25
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Interest of Named Experts and Counsel                                                            26
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Disclosure of Commission Position on Indemnification for Securities Act Liabilities              26
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Organization within Last Five Years                                                              27
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Description of Business                                                                          29
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Plan of Operation                                                                                42
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Description of Property                                                                          43
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Certain Relationships and Related Transactions                                                   44
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Market for Common Equity and Related Stockholder Matters                                         44
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Executive Compensation                                                                           46
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Financial Statements                                                                             46
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Changes In and Disagreements With Accountants on Accounting and Financial Disclosure             46
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Securities offered through this prospectus will not be sold through dealers, but will be sold on a direct participation basis only.

PROSPECTUS SUMMARY AND RISK FACTORS


OUR COMPANY

Tombstone Cards, Inc. ("We", "Us", "Our") was organized under the laws of the State of Colorado on April 29, 2005 (Comment #5) because our management decided to attempt to build a business to sell customized, professional-quality playing cards via the Internet.

We have begun initial minimal operations and are currently without revenue. (Comment #11) We have no employees at the present time, however we do currently employ executive officers, as described on page 46. Until June 30, 2006, the executive officers contributed their service as disclosed on page F-8. (We do have employees at the present time, as the three executive officers are salaried employees.)

(Comment #9) We are in the developmental stage of our business and we anticipate that sales operations will begin in 2007.

Our Auditors have issued a going concern opinion and the reasons noted for issuing the opinion are our lack of revenues and modest capital.

(Comment #9) Factors that make this offering highly speculative or risky are:

     o    There is no market for any securities;
     o    We have no revenues or sales;
     o    We are start up company;
     o    We have minimal experience in the printing business;
     o    We may be undercapitalized.



Our executive offices are located at 5380 Highlands Drive, Longmont, Colorado 80503; the telephone number is (303) 684-6644; and the facsimile number is (303) 684-0673.


SUMMARY OF FINANCIAL INFORMATION

  --------------------------------------------------------- ----------------------------------------------------
                                                                                       As at September 30, 2006
  --------------------------------------------------------- ----------------------------------------------------
  Current Assets                                                                                       $727,523
  --------------------------------------------------------- ----------------------------------------------------
  Current Liabilities                                                                                    $2,856
  --------------------------------------------------------- ----------------------------------------------------
  Shareholders' Equity                                                                                 $735,159

  --------------------------------------------------------- ----------------------------------------------------
                                                                      From April 29, 2005 to September 30, 2006
  --------------------------------------------------------- ----------------------------------------------------
  Revenues                                                                                                   $0
  --------------------------------------------------------- ----------------------------------------------------
  Net Loss                                                                                           ($108,898)
  --------------------------------------------------------- ----------------------------------------------------

(Comment #10) As at September 30, 2006, accumulated deficit for our business was ($108,898). We anticipate that we will operate in a deficit position and continue to sustain net losses for the foreseeable future.

THE OFFERING


We are registering 1,790,000 Units consisting of one common share and one "A" Warrant and one "B" Warrant, 1,500,000 Shares of Common Stock of Selling Shareholders, 1,790,000 shares comprising part of the Units being Registered, 1,790,000 "A" Warrants, 1,790,000 "B" Warrants and we are offering 1,790,000 common Shares underlying "A" Warrants at $2.00 per Share, 1,790,000 common
Shares  underlying  "B"  Warrants  at $5.00 per  Share,  600,000  common  Shares underlying Consultant Warrants at $0.55 per Share, 60,000 common Shares underlying Placement Agent Warrants at $0.60 per Share and 150,000 Employee/Consultant Option Shares (Comment #4) at $0.55 per Share (the "Offering") of our Company, Tombstone Cards, Inc. ("Tombstone") a Colorado corporation, at a price of $5.00 per Share for a total amount of $12,978,500. (Comment #7) These funds will be raised by us if all Warrants and Options described above are exercised, except that we will not receive any proceeds from sales of shares by Selling Shareholders. Furthermore, given that we have no operating history and no revenues, it is highly unlikely that the Warrants will be exercised at $2.00 or $5.00 in the foreseeable future. Each Unit (the "Units") consists of one share of our no par value common stock (the "Common Stock"), and two common stock purchase Warrants (the "Warrants"), an "A" Warrant and a "B" Warrant. Each "A" Warrant entitles the holder to purchase one share of Common Stock at $2.00 during the two-year period commencing August 31, 2006 and each "B" Warrant entitles the holder to purchase one share at $5.00 during the three year period commencing August 31, 2006. We have the right to redeem the Warrants upon 30 days written notice, at $0.001 per Warrant, beginning three months from the date of this Prospectus. Our Common Stock and Warrants will be separately transferable immediately after the closing of this offering. We have undertaken to keep the registration statement, of which this Prospectus is a part, current during the term of the Warrants. (See "Description of Securities")


           ====================================================================== ======================
           Common Shares Outstanding Before This Offering                                     3,230,000
           ---------------------------------------------------------------------- ----------------------
           Maximum Common  Shares Being Offered by Selling Shareholders                       3,230,000
           ---------------------------------------------------------------------- ----------------------

           Maximum Units offered by Selling Shareholders                                      1,790,000

           ---------------------------------------------------------------------- ----------------------
           Maximum Shares Underlying "A" Warrants Being Offered                               1,790,000
           ---------------------------------------------------------------------- ----------------------
           Maximum Shares Underlying "B" Warrants Being Offered                               1,790,000
           ---------------------------------------------------------------------- ----------------------
           Maximum Shares Underlying Placement Agent Warrants @ $0.60                            60,000
           ---------------------------------------------------------------------- ----------------------

           Maximum Shares Underlying Consultant Warrants @ $0.55  (Comment #4)                  600,000

           ---------------------------------------------------------------------- ----------------------

           Maximum Shares Underlying Employee/Consultant Warrants (Comment #4)                  150,000

           ---------------------------------------------------------------------- ----------------------
           Maximum Common Shares Outstanding After This Offering (1)                          7,620,000
           ---------------------------------------------------------------------- ----------------------
           Maximum  Shares  Outstanding  if "A" Warrants  are  Exercised in this              5,830,000
           Offering
           ---------------------------------------------------------------------- ----------------------
           Maximum  Shares  Outstanding  if "B" Warrants  are  Exercised in this              7,620,000
           Offering
           ====================================================================== ======================

(1) Assuming exercise of all 810,000 Share purchase Warrants

We are authorized to issue 100,000,000 Shares of Common Stock. Our current Shareholders, officers and directors collectively own 3,230,000 Shares of restricted Common Stock. These Shares were issued at a price of $.01 per Share for 1,650,000 Shares and $0.50 per Share for 1,730,000 Shares.


There is currently no public market for our Units, Common Stock or Warrants, as it is presently not traded on any market or securities exchange.

OUR COMPANY RISK FACTORS

Our securities, as offered hereby, are highly speculative and should be purchased only by persons who can afford to lose their entire investment in us. Each prospective investor should carefully consider the following risk factors, as well as all other information set forth elsewhere in this prospectus, before purchasing any of the Shares of our Common Stock.


WE MAY HAVE A SHORTAGE OF WORKING CAPITAL IN THE FUTURE WHICH COULD JEOPARDIZE OUR ABILITY TO CARRY OUT OUR BUSINESS PLAN.

Our capital needs consist primarily of rent, insurance, utilities, marketing expenses, wages, taxes, etc. and could exceed $1,000,000 in the next twelve months. Such funds are not currently committed and we have cash as of the date of this Registration Statement of approximately $725,000.


(Comment #16) Given that we have no operating history and no revenues, it is highly unlikely that the Warrants will be exercised at $2.00 and $5.00 in the foreseeable future, which makes it highly unlikely that we will raise that additional working capital from this Registration.

Our officers are spending full time in this business - 40 hours per week or more.

OUR OFFICERS AND DIRECTORS MAY HAVE CONFLICTS OF INTEREST WHICH MAY NOT BE RESOLVED FAVORABLY TO US.

Certain conflicts of interest may exist between us and our officers and directors. Our Officers and Directors have other business interests to which they devote their attention, and may be expected to continue to do so although management time should be devoted to our business. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to us. See "Directors, Officers and Contracted Persons," and "Conflicts of Interest."


WE WILL NEED ADDITIONAL FINANCING FOR WHICH WE HAVE NO COMMITMENTS, AND THIS MAY JEOPARDIZE EXECUTION OF OUR BUSINESS PLAN.


We have limited funds, and such funds may not be adequate to carryout the business plan. Our ultimate success depends upon its ability to raise additional capital. We have not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If we need additional capital, we have no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If not available, our operations will be limited to those that can be financed with our modest capital.

THE REGULATION OF PENNY STOCKS BY SEC AND NASD WILL HAVE A CHILLING EFFECT ON THE TRADABILITY OF OUR SECURITIES.

None of our securities trade in any market and, if ever available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

(Comment #13) OUR WARRANT HOLDERS AND OPTION HOLDERS MAY NOT EXERCISE THEIR PURCHASE RIGHTS.

It is very unlikely that any security holder would exercise either our Warrants or the Options.

(Comment #12) WE HAVE NOT SET UP AN ESCROW TO RECEIVE PROCEEDS OF WARRANT OR OPTION EXERCISE.

We do not have any escrow provisions and we do not have any intention of returning any sale proceeds to investors if the maximum amount is not raised from sale of any of our shares.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. Because our securities constitute "penny stocks" within the meaning of the rules, the rules would apply to us and to our securities. The rules may further affect the ability of owners of Shares to sell our securities in any market that might develop for them.


Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

WE HAVE A MINIMAL OPERATING HISTORY, SO INVESTORS HAVE NO WAY TO GAUGE OUR LONG TERM PERFORMANCE.


We were formed on April 29, 2005 based on a concept to (Comment #5) sell customized, professional-quality playing cards via the Internet. As evidenced by the financial reports we have had no revenue. It must be regarded as a new or development venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject. The venture must be considered highly speculative.


WE CAN MAKE NO ASSURANCE OF SUCCESS OR PROFITABILITY IN THE FUTURE.

There is no assurance that we will ever operate profitably. There is no assurance that we will generate revenues or profits in the future, or that the market price of our Common Stock will be increased thereby.


WE ARE NOT DIVERSIFIED AND WE WILL BE DEPENDENT ON ONLY ONE BUSINESS.

Because of the limited financial resources that we have, it is unlikely that we will be able to diversify our operations. Our probable inability to diversify our activities into more that one area will subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.


WE WILL DEPEND UPON MANAGEMENT BUT WE WILL HAVE LIMITED PARTICIPATION OF MANAGEMENT.


We currently have three individuals who are serving as its officers for 30 hours per week each and as directors on a part-time basis. (Comment #19) Our directors will only put in part-time as necessary to carry out directors duties - usually in a director capacity less than 5 hours per week. We will be heavily dependent upon their skills, talents, and abilities, as well as several consultants to us, to implement our business plan, and may, from time to time, find that the inability of the officers, directors and consultants to devote their full-time attention to our business results in a delay in progress toward implementing our business plan. Once we receive the proceeds from this offering, several other consultants may be employed on a full-time basis under a contract to be determined. See "Management." Because investors will not be able to manage our business, they should critically assess the information concerning our officers and directors.

(COMMENT #18) OUR OFFICERS AND DIRECTORS ARE NOT EMPLOYED FULL-TIME BY US WHICH COULD BE DETRIMENTAL TO THE BUSINESS.

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, there exist potential conflicts including time and efforts involved in participation with such other business entities. Each officer and director of our business is engaged in business activities outside of our business, and the amount of time they devote as Officers or Directors to our business will will be about 30 hours per week. (See "Executive Team")

(Comment #20) We do not know of any reason other than outside business interests that would prevent them from devoting full-time to our Company.

OUR OFFICERS AND DIRECTORS MAY HAVE CONFLICTS OF INTERESTS TO CORPORATE OPPORTUNITIES WHICH OUR COMPANY MAY NOT BE ABLE OR ALLOWED TO PARTICIPATE IN.

Presently no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. Our officers and directors do, however, have a fiduciary duty of loyalty to us to disclose to us any business opportunities which come to their attention, in their capacity as an officer and/or director or otherwise. Excluded from this duty would be opportunities which the person leans about through his involvement as an officer and director of another company. We have no intention of merging with or acquiring an affiliate, associate person or business opportunity from any affiliate or any client of any such person. (See "Conflicts of Interest" at page
23)


WE HAVE AGREED TO INDEMNIFICATION OF OFFICERS AND DIRECTORS AS IS PROVIDED BY COLORADO STATUTE.


Colorado Revised Statutes provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities our behalf. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such person's promise to repay us therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by us that we will be unable to recoup.

OUR DIRECTOR'S LIABILITY TO US AND SHAREHOLDERS IS LIMITED

Colorado Revised Statutes exclude personal liability of our directors and our stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, we will have a much more limited right of action against our directors that otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.


WE MAY DEPEND UPON OUTSIDE ADVISORS, WHO MAY NOT BE AVAILABLE ON REASONABLE TERMS AND AS NEEDED.

To supplement the business experience of its officers and directors, we may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. Our Board without any input from stockholders will make the selection of any such advisors. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to us. In the event we consider it necessary to hire outside advisors, we may elect to hire persons who are affiliates, if they are able to provide the required services.


WE HAVE SUBSTANTIAL COMPETITORS WHO HAVE AN ADVANTAGE OVER US IN RESOURCES AND MARKETING.

We will be in competition with other products developed and marketed by much larger corporations, which are better capitalized and have far greater marketing capabilities than us. We expect to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than we do now.

WE WILL PAY NO FORESEEABLE DIVIDENDS IN THE FUTURE.

We have not paid dividends on its Common Stock and do not ever anticipate paying such dividends in the foreseeable future.

LOSS OF CONTROL BY OUR PRESENT MANAGEMENT AND STOCKHOLDERS MAY OCCUR UPON ISSUANCE OF ADDITIONAL SHARES.


We may issue further Shares as consideration for the cash or assets or services out of our authorized but unissued Common Stock that would, upon issuance, represent a majority of our voting power and equity. The result of such an issuance would be those new stockholders and management would control us, and persons unknown could replace our management at this time. Such an occurrence would result in a greatly reduced percentage of ownership of us by our current Shareholders.

NO PUBLIC MARKET EXISTS FOR OUR COMMON STOCK, UNITS OR WARRANTS AT THIS TIME.


There is no public market for our Common Stock, and no assurance can be given that a market will develop or that a Shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in the "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Due to the low price of our securities, many brokerage firms may not be willing to effect transactions in our securities.
Even if a purchaser finds a broker willing to effect a transaction in our securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

RULE 144 SALES IN THE FUTURE MAY HAVE A DEPRESSIVE EFFECT ON OUR STOCK PRICE.

All of the outstanding Shares of Common Stock held by our present officers, directors, and affiliate stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted Shares, these Shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. We are registering all of our outstanding Shares so officers, directors and affiliates will be able to sell their Shares if this Registration Statement becomes effective. Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of Shares that does not exceed the greater of 1.0% of a company's outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the owner has held the restricted securities for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of Shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

FUTURE DILUTION MAY OCCUR DUE TO ISSUANCES OF SHARES FOR VARIOUS CONSIDERATION IN THE FUTURE.

There may be substantial dilution to our Shareholders purchasing in this Offering as a result of future decisions of the Board to issue Shares without Shareholder approval for cash, services, acquisitions, or pursuant to our Employee/Consultant Stock Option Plan for which one million Shares have been reserved but are not issued. Award/Earnings/Vesting criteria under the Plan have not been set, however the price per Share for exercise will be no less than $0.55 per Share. 150,000 Options are currently outstanding under the Plan.

OUR STOCK, UNITS OR WARRANTS WILL IN ALL LIKELIHOOD BE THINLY TRADED AND AS A RESULT YOU MAY BE UNABLE TO SELL AT OR NEAR ASK PRICES OR AT ALL IF YOU NEED TO LIQUIDATE YOUR SHARES.

The Shares of our Common Stock, Units, or Warrants, if listed, may be thinly-traded on the OTC Bulletin Board, meaning that the number of persons interested in purchasing our common Shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven, early stage company such as ours or purchase or recommend the purchase of any of our Securities until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our Securities is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on Securities price. We cannot give you any assurance that a broader or more active public trading market for our common Securities will develop or be sustained, or that any trading levels will be sustained. Due to these conditions, we can give investors no assurance that they will be able to sell their Shares, Units or Warrants at or near ask prices or at all if you need money or otherwise desire to liquidate their Securities of our Company.

OUR COMMON STOCK, UNITS AND WARRANTS MAY BE VOLATILE, WHICH SUBSTANTIALLY INCREASES THE RISK THAT YOU MAY NOT BE ABLE TO SELL YOUR SECURITIES AT OR ABOVE THE PRICE THAT YOU MAY PAY FOR THE SECURITY.

Because of the limited trading market expected to develop for our Common Stock, Units and Warrants, and because of the possible price volatility, you may not be able to sell your Units or Warrants or Shares of Common Stock when you desire to do so. The inability to sell your Securities in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our Securities may suffer greater declines because of its price volatility.


The price of our Common Stock that will prevail in the market after this offering may be higher or lower than the price you may pay. Certain factors, some of which are beyond our control, that may cause our Share price to fluctuate significantly include, but are not limited to the following:

     o    Variations in our quarterly operating results;
     o Loss of a key relationship or failure to complete significant transactions;
     o    Additions or departures of key personnel; and
     o    Fluctuations in stock market price and volume.

Additionally, in recent years the stock market in general, and the over-the-counter markets in particular, have experienced extreme price and volume fluctuations. In some cases, these fluctuations are unrelated or disproportionate to the operating performance of the underlying company. These market and industry factors may materially and adversely affect our stock price, regardless of our operating performance. In the past, class action litigation often has been brought against companies following periods of volatility in the market price of those companies Common Stock. If we become involved in this type of litigation in the future, it could result in substantial costs and diversion of management attention and resources, which could have a further negative effect on your investment in our stock.


MANY OF OUR SHARES OF COMMON STOCK WILL IN THE FUTURE BE AVAILABLE FOR RESALE. ANY SALES OF OUR COMMON STOCK, IF IN SIGNIFICANT AMOUNTS, ARE LIKELY TO DEPRESS THE MARKET PRICE OF OUR SECURITIES.

Assuming all of the Shares of common stock we are offering under this Registration Statement including Shares underlying Warrants are sold and all of the Shares of common stock issued and issuable to the selling security holders are sold, we would have 7,620,000 Shares that are freely tradable without the requirement of registration under the Securities Act of 1933. Even our officers and directors are registering their Shares totaling 1,025,000. (Comment #21)

Unrestricted sales of 3,230,000 Shares of stock by our selling stockholders could have a huge negative impact on our Share price, and the market for our Securities including Units, Shares and Warrants.


OUR NEW INVESTORS WILL SUFFER A DISPROPORTIONATE RISK AND THERE WILL BE IMMEDIATE DILUTION OF PURCHASERS' INVESTMENTS.


Our present Shareholders have acquired their Securities at a cost significantly less than that which the investors purchasing pursuant to Warrants will pay for their stock holdings or at which future purchasers in the market may pay. Therefore, new investors will bear most of the risk of loss. Further, assuming all of the Shares offered hereby are sold, of which there can be no assurance, an investment in our Common Stock by the purchaser will result in an immediate dilution (in excess of 90%) of the net tangible book value of the Common Stock from the offering price which the purchasers will have paid for their Shares.


OUR BUSINESS IS HIGHLY SPECULATIVE AND THE INVESTMENT IS THEREFORE RISKY.


Due to the speculative nature of our business, it is possible that the investment in the Units, Warrants and Shares offered hereby will result in a total loss to the investor. Investors should be able to financially bear the loss of their entire investment. Investment should, therefore, be limited to that portion of discretionary funds not needed for normal living purposes or for reserves for disability and retirement.

OUR BUSINESS IS A DEVELOPMENT STAGE COMPANY AND UNPROVEN AND THEREFORE RISKY. (COMMENT #22)


We have only very recently been organized to perform the operations described above. Potential investors should be made aware of the risk and difficulties encountered by a new enterprise in the card business, especially in view of the intense competition from existing businesses in the industry.


(COMMENT #14) A DECLINE IN POKER POPULARITY OR ACTIVITY MAY ADVERSELY AFFECT OUR BUSINESS.

If poker declines in popularity or activity, there is significant risk that the demand for playing cards, our sole proposed product, will be negatively impacted resulting in lack of sales revenues, if any are ever developed. This decline could result from adverse economic conditions, which negatively affect disposable income, changes in gaming habits, and enforcement activities related to illegal gambling.

OUR WEAKNESSES MAY AFFECT OUR ABILITY TO SELL, COMPETE AND GENERATE REVENUES.

     o Because of our position as a startup, we are not a household name among prospective customers, and the cost to raise us to "top-of-mind" awareness will be higher than for an established company.
     o The order/production process will need to be tested during a phased rollout, which will delay our full production capabilities by 30 to 90 days.
     o Documented processes and procedures, along with the integrated technology deployment, are still in the development stage and an unforeseen delay or loss of key personnel could hold up the product launch.

Any of these could cause our revenue model to be unprofitable and cause failure of our business.

WE HAVE IDENTIFIED POTENTIAL THREATS TO OUR BUSINESS MODEL.

     o The fast-growing interest in poker could be a fad that burns out quickly, leaving a smaller core than expected.
     o A significant downturn in the American economy would reduce the amount of disposable income available to our target audience.
     o Other competitors could move quickly to match our performance by offering similar products and design amenities, forcing us to invest more than expected in product development.

     o Too much success too quickly could overwhelm our systems, creating order and fulfillment problems including the increased possibility of poor work slipping through to the marketplace, resulting in high levels of customer dissatisfaction.

Any of these could cause our revenue model to be unprofitable and cause failure of our business.

(COMMENT #15)



OUR PUBLIC INVESTORS MAY BEAR MOST OF THE BURDEN IF THE WARRANTS ARE EXERCISED.

The financial risk of our proposed activities will be borne primarily by the public investors, who, upon purchase of the Warrant Shares in this offering, will have contributed the largest portion of our capital.


WE ARE NOT A REPORTING COMPANY AT THIS TIME, BUT WILL BECOME ONE DUE TO THIS REGISTRATION.


There is no trading market for our Common Stock. We will be subject to the reporting requirements under the Securities and Exchange Act of 1934, Section 13a, after the effectiveness of this offering, pursuant to Section 15d of the Securities Act and we intend to be registered under Section 12(g). As a result, Shareholders will have access to the information required to be reported by publicly held companies under the Exchange Act and the regulations thereunder. We intend to provide our Shareholders with quarterly unaudited reports and annual reports containing financial information prepared in accordance with generally accepted accounting principles audited by independent certified public accountants and intend to register under the Securities Exchange Act, Section 12(g).

OUR PRESENT AND FUTURE SHAREHOLDERS WILL SUFFER DILUTION BY SALE OF THIS OFFERING AND BY NEW ISSUANCES IN THE FUTURE WHICH MAY OCCUR.


Upon the sales of Shares, there may be substantial dilution to our Security holders. The exercise price of our Warrants $0.55, $2.00 and $5.00 is substantially higher than the pro forma current net tangible book value per Share of our outstanding Common Stock. The net tangible book value attributable to our Shares as of September 30, 2006 was $0.228 per Share. Net tangible book value per Share of Common Stock is determined by dividing the number of outstanding Shares of Common Stock into the net tangible book value attributable to our Common Stock, which is our total tangible assets less our total liabilities. After giving effect to possible sale of all of our Shares registered herein, and after deducting the offering expenses payable, the adjusted net tangible book value attributable to our Common Stock will increase. This represents an immediate increase in net tangible book value per Share to the holders of our existing Common Stock and an immediate dilution per Share to Shareholders purchasing Shares of stock at the Warrant exercise price of $0.55 per Share for certain Warrants and an even greater dilution for Warrant holders who might purchase @ $2.00 or $5.00 per Share. See "Dilution" hereinafter on page 17.

(Comment #4)
------------------------------------------ ----------------------------------- ----------------------------------
                                               Book Value per Share post                   Dilution
                                                       offering*
------------------------------------------ ----------------------------------- ----------------------------------
Exercise of "Consultant/Employee"                        $.268                                51%
Warrants @ $0.55/Share (1)
------------------------------------------ ----------------------------------- ----------------------------------
Exercise of "Placement Agent" Warrants @                 $.268                                51%
$0.60/Unit
------------------------------------------ ----------------------------------- ----------------------------------
Exercise of "A" Warrants @ $2.00/Share                   $.800                                60%
------------------------------------------ ----------------------------------- ----------------------------------
Exercise of "B" Warrants @ $5.00/Share                   $1.787                               64%

------------------------------------------ ----------------------------------- ----------------------------------

* Assumes 100% exercise and cumulative aggregation of proceeds.

(1) Includes 600,000 Warrants owned by consultants and 150,000 Warrants owned by employees.

POSSIBLE DEPRESSIVE EFFECT OF FUTURE SALES OF SHARES ISSUED PURSUANT TO WARRANT EXERCISE.

The Shares and Warrants included in the Units are being registered in this Offering. These Warrants cannot be exercised and the underlying shares of Common Stock issued unless a current registration statement is in effect. (See "Description of Securities - Selling Warrantholders"). In the event all of the Warrants are eventually exercised, the resulting 3,580,000 shares would be free trading and could be sold into the secondary market. Such sales would most likely have a depressive effect on the price of the Common Stock in any over-the-counter market that may develop, since the large supply of shares available in the market would most likely reduce the price purchasers need to pay for the stock. The exercise of the Warrants would also reduce the percentage of our Common Stock owned by the investors in this offering.

ARBITRARY OFFERING PRICE.

The offering price of the Units and the exercise price of the Warrants have been determined arbitrarily by us with no established criteria of value. There is no direct relationship between these prices and our assets, book value, lack of earnings, shareholder's equity, or any other recognized standard of value of our business.

FUTURE DILUTION.

The Units offered hereby contain Warrants to purchase shares of Common Stock. Upon exercise of any of the Warrants, holder of Common Stock will suffer dilution of their interest in us unless they in turn exercise Warrants which they hold, if any. In addition, Warrants will be exercisable. (See "Description of Securities").

NO ASSURANCE OF PUBLIC MARKET FOR ANY OUR SECURITIES.

There is presently no market for any of our securities and there can be no assurance a market will develop or that purchasers will be able to resell their Units, Common Stock or Warrants a the public offering price or without delay. No one is obligated to create or make a market in the Units, Common Stock or Warrants upon completion of this offering. Should a market for our Securities develop there is no assurance that such a market will continue. In addition, due to the low price of these Securities many brokerage firms may not effect transactions in the Units, Common Stock or Warrants and banks may not accept them as collateral for loans.

SALE OF WARRANTS.

There is no commitment by anyone to purchase or to sell our Warrants. The holders of the Warrants intend to sell such Warrants. When and if the holders of such Warrants, elect to sell the Warrants or, after the underlying shares are registered, to exercise the Warrants, the sale of the Underlying Shares in market transactions could be expected to have a depressive effect on the market for any of our Securities and therefore likely would have a disruptive effect on any orderly market, if any develops, for our Securities.

Such disruption, were it to occur, would harm our then existing shareholders and Warrantholders since it would predictably result in a decline in the market value of all outstanding Securities. Further, sales of Securities by our insiders is often perceived in a negative light by prospective purchasers of a company's securities since it connotes a lack of confidence in the company's prospects and a desire of insiders to personally profit.

INVESTORS MAY BE UNABLE TO EXERCISE WARRANTS.

For the life of the Warrants, we will attempt to maintain a current registration statement on file with the Securities and Exchange Commission relating to the Shares of Common Stock issuable upon exercise of the Warrants. If we are unable to maintain a current registration statement on file, the Warrantholders will be unable to exercise the Warrants and the Warrants may become valueless. Although the Units offered hereby will not knowingly be sold in any jurisdiction in which they are not registered or otherwise qualified, purchasers of the Units may relocate into a jurisdiction in which the securities underlying the Warrants are not so registered or qualified. In addition, purchasers of the Warrants in the open market may reside in a jurisdiction in which the Securities underlying the Warrants are not the qualification fot eh Securities underlying the Warrants for sale in all of the states in which the Warrantholders reside, the Warrantholders in those states may have no choice but to either sell t heir Warrants or permit them to expire. We intend to maintain our registration statement in the states where the securities were initially qualified for sale. Prospective investors and other interested persons who wish to know whether or not our Common Stock may be issued upon the exercise of Warrants by Warrantholders in a particular state should consult the securities commission of the state in question. (See "Description of Securities")

MULTIPLE TYPES OF SECURITIES TRADING MAY CAUSE CONFUSION TO INVESTORS.

We will have four increments of Securities trading under this Registration Statement which may cause confusion to investors resulting in volatile or inconsistent prices in the market, if any develops, for each of the types of Securities. The increments are Units, Shares, "A" Warrants and "B" Warrants.


USE OF PROCEEDS


(Comment #23) In the event purchasers in this offering elect to exercise any of the Warrants at the exercise prices set forth in this Prospectus, we will realize net proceeds. The proceeds from the exercise of Warrants will be contributed to our working capital and used to build our business. (See "Proposed Business - Plan of Operation")

If Warrants are exercised we will receive proceeds upon exercise, from exercise price of the Shares underlying Warrants $36,000 from the sale of 60,000 Shares of Common Stock underlying Placement Agent Warrants (Comment #4)at $0.60 per Share, $82,500 from sale of Shares underlying Warrants @ $0.55 per Share to Employee/Consultants, $330,000 from sale of Shares to a Consultant underlying Warrants at $0.55 per Share, $3,580,000 from the sale of 1,790,000 Shares underlying "A" Warrants at $2.00 per Share, and $8,950,000 from the sale of 1,790,000 Shares underlying "B" Warrants at $5.00 per Share. We have no intention of returning any stock sale proceeds to investors if the maximum amount is not raised, and we will use the proceeds as soon as we receive them.

Although we reserve the right to reallocate the funds according to changing events, we believe the net proceeds from this Offering and projected cash flow from operations will be sufficient to fund our initial capital requirements for a period of twelve months. The foregoing assumes the Offering will be fully subscribed, but there can be no assurance we will not require additional funds for operations. The availability and terms of any future financing will depend on market and other conditions out of our control. The amount of proceeds and uses are based upon our projections, which may also change according to unforeseen future events and market changes.


(Comment #24)                               TABLE I

-------------------------------- ----------------------------- --------------------------
                                    "A" WARRANTS PROCEEDS        "B" WARRANTS PROCEEDS
                                  (INCLUDING PLACEMENT AGENT
                                     WARRANTS, CONSULTANT
                                    WARRANTS AND EMPLOYEE
                                     CONSULTANT WARRANTS)
                                         (COMMENT #4)
-------------------------------- ----------------------------- --------------------------
Salaries                                          $ 1,309,059                 $2,600,000
-------------------------------- ----------------------------- --------------------------
Equipment                                         $   168,750                 $  458,000
-------------------------------- ----------------------------- --------------------------
Marketing                                         $   646,875                 $2,417,000
-------------------------------- ----------------------------- --------------------------
General and Administrative                        $812,242.50                 $1,690,000
-------------------------------- ----------------------------- --------------------------
Working Capital                                   $949,218.75                 $1,550,000
-------------------------------- ----------------------------- --------------------------
Website Development                               $126,354.75                 $  235,000
-------------------------------- ============================= ==========================
TOTAL                                             $ 4,028,500                 $8,950,000
-------------------------------- ----------------------------- --------------------------

(Comment #24) We anticipate using the funds raised by this Offering to pay listed categories as shown in Table below (Comment #29). Although we have identified specific applications for the funds anticipated to be generated by this Offering and we will apply the net proceeds of this Offering to general corporate funds. Management will have complete discretionary control over the actual utilization of said funds and there can be no assurance as to the manner or time in which said funds will be utilized. We have not set any priorities of one budget category over any other. If less than all Securities offered by us are sold, we will reduce the categories pro rata, NOT according to any priority. (Comment #62)

We make no assurance that we will raise the full $12,978,500 (Comment #7) as anticipated. The following is the break down of how management intends to use the proceeds if only 25 percent, 50 percent, or 75 percent of the total offering amount is raised:

                         (COMMENTS #24 AND #25)TABLE II
                BUDGET ASSUMING "A" AND "OTHER" WARRANT EXERCISE

======================= ==========================================================================================
 EXPENDITURE ITEM                 25%                    50%                  75%                   100%
----------------------- ------------------------------------------------------------------------------------------
Salaries                             $  291,059           $  581,804           $  872,706          $ 1,309,059
----------------------- ------------------------------------------------------------------------------------------
Equipment                            $   35,000           $   90,000           $  135,000          $   168,750
----------------------- ------------------------------------------------------------------------------------------
Marketing                            $  157,343           $  345,000           $  517,500          $   646,875
----------------------- ------------------------------------------------------------------------------------------
General &                            $  216,598           $  433,196           $  649,794          $   812,242.50
Administrative
----------------------- ------------------------------------------------------------------------------------------
Working Capital                      $  253,125           $  506,250           $  759,375          $   949,218.75
----------------------- ------------------------------------------------------------------------------------------
Website Development                  $   50,000           $   50,000           $   75,000          $   126,354.75
----------------------- ------------------------------------------------------------------------------------------
TOTAL                                $1,007,125           $2,014,250           $3,021,375          $ 4,028,500
                                     ----------           ----------           ----------          --------------
======================= ==========================================================================================

IF ONLY 25% OF THE MAXIMUM SHARES UNDERLYING "A" AND "OTHER" WARRANTS ARE SOLD, we will continue with development plans, including implementing a marketing plan, continuing web site improvements and hiring additional staff. The website will be fully functional and will have been tested during our initial "soft rollout" in January of 2007. A "soft roll out" is a product launch to a limited market, in this case to fully test the systems and processes necessary for product delivery and payment processing. However, funding for marketing and promotions will be restricted to public relations, spot buys in magazines and selected web sites, and promotions designed to produce "word-of-mouth" referrals. The goal of this limited marketing mix is to drive traffic to the web site in order to generate sales. We will purchase limited inventory, which consists solely of preprinted "tuck" boxes used for packaging individual decks of cards. Our directors and officers will participate in all functions to generate sales and revenue from the business. Office space will be leased and furniture will be purchased or leased in the substantial resale or "second-hand" market. We anticipate hiring 6 additional employees in 2007, including a Sales Manager, an In-house Sales Person, 2 Graphic Design Coordinators and 2 Customer Service Representatives. Management will take responsibility for monthly bookkeeping and quarterly in-house interim financial statements for the accountant's review. We anticipate that approximately $1,000,000 along with the expectation of limited revenue from modest sales will be sufficient to sustain operations during the short-term. However, there would be insufficient funds available for furtherance of the plan of operations as detailed later in this prospectus under the heading "PLAN OF OPERATION."

         If less than $1,000,000 were made available, we will restrict expenditures to a minimum budget based on priorities determined by the officers and directors. The renting of office space, additional hiring and certain equipment purchases will be deferred. We will cover ongoing legal and accounting costs. Public relations, marketing and web site maintenance will use the remainder of the funds. The minimal amount of inventory will be maintained.

IN THE EVENT THAT ONLY 50% OF THE MAXIMUM SHARES UNDERLYING "A" AND "OTHER" WARRANTS ARE RAISED (APPROXIMATELY $2,000,000), we will be able to further the plan of operation; however, our activities will continue to be restricted. In order to increase brand awareness and promote a corresponding increase in sales, we will continue to place importance on marketing and driving potential customers to the web site. The web site itself will be modified in response to a review of hits, retention and conversion rate of visitors to customers. The marketing mix will continue to be expanded, incorporating more spot buys in special interest magazines and internet banner marketing on carefully targeted associated sites. An increased level of inventory would be anticipated based on response to initial sales, lead times for printing and bulk discounts.

IF 75% OF THE MAXIMUM SHARES UNDERLYING "A" AND "OTHER" WARRANTS ARE RAISED (APPROXIMATELY $3,000,000), there will be sufficient funds to pay a significant portion of all budgeted expenditure items with a continuing increase in marketing and web site development.

The  monies  we  have  raised  thus  far  from  selling  stock  to  our  current
Shareholders is anticipated to be sufficient to pay all expenses of this offering, which is estimated to be $100,000. The total amount of the money raised from the sale of the Shares underlying Warrants we are offering will be used for the purpose of furthering our plan of operation, as detailed under the heading "PLAN OF OPERATION" below.

The registration of our Warrants is intended to and will permit our Warrantholders to potentially capitalize, at a profit, on any rise in the market price of our Warrants and the Common Shares. In the event that the Warrants are sold by the Selling Warrantholders, we will receive none of the proceeds therefrom. In addition, we are paying all the costs in connection with the registration of such Warrants. The Selling Shareholders will be selling Warrants and no commission will be paid by us in connection with such sales.

The  monies  we  have  raised  thus  far  from  selling  stock  to  our  current
Shareholders is anticipated to be sufficient to pay all expenses of this offering, which is estimated to be $100,000. The total amount of the money raised from the sale of the Shares underlying Warrants we are offering will be used for the purpose of furthering our plan of operation, as detailed under the heading "PLAN OF OPERATION" below.

DETERMINATION OF OFFERING PRICE


We have no established market for our Common Stock, Units or Warrants. We have arbitrarily determined our offering price for Units and Warrants and for the Shares underlying Warrants to be sold pursuant to this offering at $0.55 and $0.60 for some Warrants and at $2.00 per Share for "A" Warrants and $5.00 per Share for "B" Warrants. The 1,500,000 Shares of stock already purchased by officers and directors and other founding Shareholders were sold for $.01 per Share. We sold 1,730,000 Units to investors at $0.50 per Unit, each Unit consisting of one Share and one "A" Warrant and one "B" Warrant in 2006. The additional major factors that were included in determining the initial sales price to our founders and private investors were the lack of liquidity since there is no present market for our stock and the high level of risk considering our lack of operating history.


The Warrant exercise prices bear no relationship to any criteria of goodwill value, lock value, market price or any other measure of value and were arbitrarily determined in the judgment of the Board of Directors.

DILUTION


We are registering Shares of existing Shareholders and Units purchased by investors, "A" Warrants and "B" Warrants and Shares of Common Stock comprising part of Units and Common Stock underlying Warrants for sale through this offering. Since our inception on April 29, 2005, our officers, directors purchased 1,000,000 shares @ $0.01 per share and other Shareholders have purchased Shares of its Common Stock for $.05 per Share for 500,000 Shares and 1,730,000 Shares for $0.50 per Share. (Comment #26)


COMPARATIVE DATA
The following table sets forth with respect to existing Shareholders and new investors, a comparison of the number of our Shares of Common Stock purchased the percentage ownership of such Shares, the total consideration paid, the percentage of total consideration paid and the average price per Share. All percentages are computed based upon cumulative Shares and consideration assuming sale of all Shares in the line items as compared to maximum in each previous subsection.

                                                                       (Comment #27)
                                                          SHARES PURCHASED(1)    TOTAL CONSIDERATION     AVERAGE
                                                           NUMBER    PERCENT       AMOUNT   PERCENT    PRICE/SHARE
                                                                       (2)                    (3)
                                                        ============================================================
1) EXISTING SHAREHOLDERS                                  3,230,000    81%        $811,556    66%             $0.25
"Other" Warrant Exercise @ $0.55                            600,000    15%        $330,000    27%             $0.31
(assuming 100% sold)
 "Other" Warrant Exercise @ $0.60                            60,000    1.0%        $36,000    2%              $0.31
(assuming 100% sold)
Employee Options 150,000 @ $0.55                            150,000    3.0%        $82,500    5%              $0.34
                                                                   -------------          ------------
Pre Warrant Exercise Capital                                           100%                  100%


2) "A" WARRANT EXERCISE
   If 50% sold                                              895,000    23%      $1,790,000    60%             $0.64
   If 75% sold                                            1,342,500    26%      $2,685,000    69%             $0.75
   If 100% sold (max)                                     1,790,000    32%      $3,580,000    75%             $0.86


3) "B" WARRANT EXERCISE
   If 50% sold                                              895,000    14%      $4,475,000    48%             $1.40
   If 75% sold                                            1,342,500    19%      $6,712,500    58%             $1.67
   If 100% sold (max)                                     1,790,000    24%      $8,950,000    60%             $1.87

"Net tangible book value" is the amount that results from subtracting the total liabilities and intangible assets from the total assets of an entity. Dilution occurs because we determined the offering price based on factors other than those used in computing book value of our stock. Dilution exists because the book value of Shares held by existing stockholders is lower than the offering price offered to new investors.

(Comment #27)

     (1)  1,790,000 Shares were purchased as part of Units.
     (2) Percentage relates to total percentage of shares sold up to such increment.
     (3) Percentage relates to total percentage of capital raised up to such increment.


Following is a table detailing dilution to investors if 25%, 50%, 75%, or 100% of the Shares underlying Warrants in the offering are sold.

                                                          25%             50%            75%            100%
  ============================================ =============== =============== ============== ===============
  Net Tangible Book Value Per Share Prior to            $0.24           $0.24          $0.24           $0.24
  Stock Sale(1)
  -------------------------------------------- --------------- --------------- -------------- ---------------

  Net Tangible Book Value Per Share Prior to            $0.23           $0.23          $0.23           $0.23
  Stock Sale, assuming the Inclusion of

  Certain Warrants (2)
  -------------------------------------------- --------------- --------------- -------------- ---------------
  Net Tangible Book Value Per Share After
  Stock Sale
  -------------------------------------------- --------------- --------------- -------------- ---------------

  "A" Warrant Only                                      $.044           $0.58          $0.70           $0.80

  -------------------------------------------- --------------- --------------- -------------- ---------------

  "A" Warrant and "B" Warrant                           $1.10           $1.36          $1.59           $1.79

  -------------------------------------------- --------------- --------------- -------------- ---------------

  Average Cost of Shares owned by existing              $0.25           $0.25          $0.25           $0.25
  stockholders per Share

  -------------------------------------------- --------------- --------------- -------------- ---------------
  "A" Warrant                                           $0.53           $0.64          $0.75           $0.86
  -------------------------------------------- --------------- --------------- -------------- ---------------
  "B" Warrant                                           $1.18           $1.40          $1.67           $1.87
  -------------------------------------------- --------------- --------------- -------------- ---------------

     (1) Computation of Net Tangible Book Value per Share prior to stock sale includes the deduction of offering costs of $100,000 and proceeds of private placement in July/August 2006
     (2) Computation of Net Tangible Book Value per Share prior to stock sale assumes proceeds from the exercise of the following warrants: 600,000 @ $0.55; 150,000 @ $0.55; 60,000 @ $0.60 (shares underlying the
          "Other" Warrants)


As at September 30, 2006, the net tangible book value of our stock was $0.228 per Share. If we are successful in achieving exercise of the Shares underlying Warrants at the exercise price, the pro forma net tangible book value of our stock after deducting the offering costs of $100,000 would be as shown in chart above. That would represent an immediate increase in net tangible book value per Share and per Share dilution to new investors as shown in chart above, assuming the Shares are sold at the exercise price of $0.55 for 750,000 Shares and $0.60 for 60,000 Shares and $2.00 per Share for 1,790,000 Shares and $5.00 per Share for 1,790,000 Shares. Our existing stockholders have purchased a total of 3,230,000 Shares for an aggregate amount of $811,556 or an average cost of $0.25 per Share. The book value of the stock held by our existing stockholders will increase per Share, while new purchaser's book value will decrease from purchase price, as shown in chart above.

If all Warrants are fully exercised, the new total capital contributed will be $13,794,805 consisting of $12,978,500 from Warrant exercises + $816,305 from earlier investors (Comment #2). The percentage of our capital contribution will then be 6% for the existing stockholders and 94% for the new purchasers. The existing stockholders will then hold, as a percentage, 41% of our issued and outstanding Shares, while the new purchasers will hold, as a percentage, 59%.

For the life of the Warrants, the holders thereof are given, at a nominal cost, the opportunity to profit from a rise in the market price of our Common Stock. The exercise of the Warrants by the holders thereof could result in a further dilution of the book value of our Common Stock. Furthermore, the holders of the Warrants might be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of Securities on terms more favorable than those provided for by the Warrants.


SELLING SECURITY HOLDERS


(Comment #28) The selling Shareholders, excluding officers and directors, obtained their Shares of our Stock in either of two private placements of
a)1,730,000 Units occurring in June, July, August 2006, which consisted of one Share, one "A" Warrant and one "B" Warrant at $0.50 per share, or b) in the initial private placement in late 2005 of 500,000shares (excluding founders, John Harris and Neil Cox) at $0.05 per share.

Other than the two stock transactions discussed below, we have not entered into any transaction nor are there any proposed transactions in which any founder, director, executive officer, Shareholder of our company or any member of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

On July 6, 2005, we sold 500,000 Shares of our Common Stock to our CFO/Secretary/Treasurer (Neil A. Cox) for $5,000, or $.01 per Share. Our Common Stock had no quoted market value on the date of the transaction. Mr. Cox would be considered a promoter.

On July 14, 2005, we sold 500,000 Shares of our Common Stock to our President (John N. Harris) for $5,000, or $.01 per Share. Our Common Stock had no quoted market value on the date of the transaction. Mr. Harris would be considered a promoter.

We have engaged as a consultant Capital Merchant Banc under an Agreement which provides for the vesting of 600,000 Warrants to purchase Shares at $0.55 per Share based upon performing consulting services for which it is paid $3,000 per month. When vested, Capital Merchant Banc could acquire an amount of Shares equal to 15.66% of the issued and outstanding Common Stock prior to exercise of any Warrants. These Warrants expire August 31, 2009 with an Option to acquire a new two year Warrant at $0.55 for 600,000 if the stock price has not closed at $0.50 for 30 days.

The President and CFO contributed their management services to our business until June 30, 2006.

There are no promoters being used in relation to this offering. No person who may, in the future, be considered a promoter of this offering, will receive or expect to receive assets, services or other considerations from us. No assets will be, nor expected to be, acquired from any promoter on behalf of us. We have not entered into any agreements that require disclosure to the Shareholders.

1)       Placement Agent Warrants to Garden State Securities - 60,000 @ $0.60
2)       Employee Stock Options - 150,000 @ $0.55
3)       Capital Merchant Banc Options - 600,000 @ $0.55

All of the Securities listed below are being registered in this Registration Statement. (Comment #30)

(Comment #29 and 30)
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
    NAME       UNITS       COMMON SHARES     % OWNED      % OWNED         "A"       "B"           "OTHER"       % OWNED
               OFFERED       OFFERED BY      BEFORE        BEFORE       WARRANTS    WARRANTS      WARRANTS       AFTER
               BY           SHAREHOLDERS    OFFERING      WARRANT      OFFERED BY   OFFERED                   OFFERING OF
               SHAREHOLDER                                EXERCISE    SHAREHOLDERS  BY                          CLASS OF
                                                                                    SHAREHOLDERS              SECURITIES
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Neil A.                           500,000          14%           14%             0           0                          0%
Cox   (1)
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
John N.                           500,000          14%           14%             0           0                          0%
Harris (2)
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
James C.                           25,000                                        0           0                          0%
McLennan
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Dale               60,000         110,000           3%            3%        60,000      60,000                          0%
Stonedahl(3)
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
George W.                          75,000           2%            2%        50,000      50,000                          0%
Wanberg  and
Cynthia B.
Wanberg
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Jolaine                            25,000            *             *             0           0                          0%
Roth
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Mark S.                            25,000            *             *             0           0                          0%
Kachun
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
James B.                           25,000            *             *             0           0                          0%
Sebastian
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
William H.                         25,000            *             *             0           0                          0%
Reilly
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Douglas F.                        200,000           6%            6%             0           0                          0%
Fleet
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Barbara C.                         50,000           1%            1%             0           0                          0%
Kurczodyna
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
J.  Randall                        50,000           1%            1%             0           0                          0%
Thrall
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Gary               20,000          20,000            *             *        20,000      20,000                          0%
Stonedahl
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Lee A. Milo       100,000         100,000           3%            3%       100,000     100,000                          0%
TR UA
12052002,
George
Wanberg TTEE
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Matthew Ray        20,000          20,000            *             *        20,000      20,000                          0%
Frigm
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
William J.         30,000          30,000            *             *        30,000      30,000                          0%
Clayton
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Richard C.         50,000          50,000           1%            1%        50,000      50,000                          0%
Erickson
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Carmine            30,000          30,000            *             *        30,000      30,000                          0%
Tirone
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Willie Gibson      10,000          10,000            *             *        10,000      10,000                          0%
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Leroy Padilla      10,000          10,000            *             *        10,000      10,000                          0%
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Nagle Family       50,000          50,000           1%            1%        50,000      50,000                          0%
Trust
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
David W. Lane     100,000         100,000           3%            3%       100,000     100,000                          0%
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
* Less than 1%


                                       20



-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Robert E.         100,000        100,000           3%           3%       100,000       100,000                          0%
Maciorowski
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
James Scanlon     200,000        200,000           6%           6%       200,000       200,000                          0%
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Mike Scanlon      200,000        200,000           6%           6%       200,000       200,000                          0%
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Michael J.        200,000        200,000           6%           6%       200,000       200,000                          0%
Keate
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Roland            200,000        200,000           6%           6%       200,000       200,000                          0%
Rosenboom
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
James V.          100,000        100,000           3%           3%       100,000       100,000                          0%
Bickford
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Lawrence M.        50,000         50,000           1%           1%        50,000        50,000                          0%
Elman
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Richard            10,000         10,000                                  10,000        10,000                          0%
Gardner
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Robert E.          50,000         50,000           1%           1%        50,000        50,000                          0%
Dettle,
Trustee
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
William H. &       10,000         10,000            *            *        10,000        10,000                          0%
Gale S.
Kendall
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
William R.         10,000         10,000            *            *        10,000        10,000                          0%
Talbert
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
John Gersman       10,000         10,000            *            *        10,000        10,000                          0%
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Dulcinea A.        10,000         10,000            *            *        10,000        10,000                          0%
Hansard
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
Steve E.           50,000         50,000           1%           1%        50,000        50,000                          0%
Hatch
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
(Comment #31)
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------
-------------- ----------- --------------- ------------ ------------- ------------- ----------- ------------- -------------

*Less than 1%

MATERIAL RELATIONS

(1) CFO and Director Since inception in 2005
(2) President and Director
(3) Consultant

(Comment #32)
None of the selling Shareholders are registered broker-dealers and none of the selling Shareholders are affiliate of board of directors.


PLAN OF DISTRIBUTION


Upon effectiveness of the registration statement, of which this prospectus is a part, we will conduct the sale of Shares pursuant to exercise of Warrants on a self-underwritten basis. Our selling Shareholders, Unitholders and Warrantholders are free to sell their Securities in private at $0.75 per Unit, $0.55 per Share, $0.10 per "A" Warrant, $0.05 per "B" Warrant or market sales at prices they negotiate if a market ever develops hereafter. There will be no underwriters used, no dealers' commissions paid on Warrant exercise, and no passive market making. Our officers and directors, John N. Harris, Neil A. Cox and William H. Reilly, will sell securities on our behalf in this offering. John
N. Harris, Neil A. Cox and William H. Reilly are not subject to a statutory disqualification as such term is defined in Section (a)(39) of the Securities Exchange Act of 1934. They will rely on Rule 3a4-1 to sell our securities without registering as broker-dealers. They are serving as our officers and directors otherwise than in connection with transactions in securities and will continue to do so at the conclusion of this offering. They have not been a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months, and have not nor will not participate in the sale of securities for any issuer more than once every twelve months. Our officers and directors will not receive commissions or other remuneration in connection with their participation in this offering based either directly or indirectly on transactions in securities. We will only use this prospectus in connection with this offering and no other sales materials.

There is no market price for the stock and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends. The price was arbitrarily set at a slight premium to the previous private placement price of $0.50 per Unit. The Warrant exercise price was arbitrarily determined based on wishful thinking.

There can be no assurance that we will achieve any Warrant exercise from our Shareholders. We have no arrangement or guarantee that we will achieve any Warrant exercise from anyone. All subscription checks will be made payable to us. We will receive no proceeds from sales of Shares by our selling Shareholders.

(Comment #33) Our selling Shareholders may be deemed underwriters in this offering.


Any funds received from the Warrant exercise will immediately be made available for our use and retained by us regardless of whether or not we sell any additional Shares under this offering. Any funds not immediately used for corporate purposes will be deposited into an interest bearing account in our name, and interest accrued on such funds will be retained by us.

LEGAL PROCEEDINGS

We are not a party to any pending legal proceedings, nor are we aware of any civil proceeding or government authority contemplating any legal proceeding.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS EXECUTIVE TEAM


(Comment #18) Our officers are spending approximately 30 hours per week on our business.

(COMMENT #34)CHAIRMAN AND CHIEF FINANCIAL OFFICER
Neil A. Cox, 57

Mr. Cox has more than 30 years experience in the securities and financial industry. He brings enthusiasm, energy, and a solid base of understanding in acquisitions, strategic planning, and public and private financing. Mr. Cox is a former officer and director of a regional broker-dealer and has been involved with structuring, financing, and investment banking activities for dozens of companies. In 1999, as chief financial officer of IDMedical.com, Mr. Cox coordinated the efforts for the company to become a publicly traded software company that tried to pioneer computerized medical records on the Internet. (Comment #35) Mr. Cox received a Bachelor of Business Administration (BBA) from West Texas A&M University (formerly know as West Texas State University) in 1971. He served in the United States Army as an Infantry Lieutenant, and is also a licensed insurance broker. Mr. Cox has been self-employed with Rocky Mountain Securities and Investments, Inc. until 2002, a registered broker-dealer; from 2002-2004, Mr. Cox was self-employed with Moloney Securities Co., Inc., a registered broker-dealer. Since 2004, Mr. Cox has been an independent insurance broker (Life, Health, & Accident) and has represented many Life and Health Insurance Companies.

PRESIDENT AND DIRECTOR
John N. Harris, 60

Mr. Harris began his career in the securities industry in 1971 with Newhard Cook & Co., a St. Louis based NYSE member firm. Licensed both as a broker and principal, he ultimately managed brokerage offices for several regional NASD brokerage firms. Since 1985, he has been self-employed as a business consultant and as a private investor. For the last 5 years Mr. Harris has been an independent financial consultant. Mr. Harris brings us experience in the public securities market.

CHIEF OPERATIONS OFFICER/CHIEF TECHNOLOGY OFFICER AND DIRECTOR
William H. Reilly, 53

Mr. Reilly has spent the past 25 years working with technology in support of communications and business operations. He co-founded the Frontline Group Technology Center, where he guided day-to-day operations as chief operating officer. He also served as the parent company's chief technology officer, overseeing the installation of one of the nation's first VoIP systems, serving 14 offices in 11 states. After three years he started his own consulting business, offering services to young companies that wanted to establish the necessary systems to support measured and profitable growth, including strategic marketing, consultative sales, and customer service support. He earned his undergraduate degree at Wilkes College in Pennsylvania and completed his postgraduate work at Montclair State University. Mr. Reilly has headed his own consulting company, MountainTop Back Office, since 2002 and provides technology integration and marketing services to established companies.

(COMMENT #18) CONFLICTS OF INTEREST - GENERAL.

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, there exist potential conflicts of interest including, among other things, time, efforts and corporation opportunity, involved in participation with such other business entities. While each officer and director of our business is engaged in business activities outside of our business, the amount of time they devote to our business will be approximately 30 hours per week.

CONFLICTS OF INTEREST - CORPORATE OPPORTUNITIES

Presently no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. Our officers and directors do, however, have a fiduciary duty of loyalty to us to disclose to us any business opportunities which come to their attention, in their capacity as an officer and/or director or otherwise. Excluded from this duty would be opportunities which the person learns about through his involvement as an officer and director of another company. We have no intention of merging with or acquiring an affiliate, associate person or business opportunity from any affiliate or any client of any such person.


PROJECTED STAFF

STAFFING

Our development team recognizes that additional staff is required to properly support marketing, sales, research, and support functions.

Currently, we have no employees aside from the executive staff. This lean staffing is possible in this phase because of our determination to outsource noncore functions. However, we believe an additional 9 employees may be required to meet projected market demand over the next 12 months. Our staff positions will be filled as business demands require, and the positions may be altered in response to business needs.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AS OF SEPTEMBER 30, 2006

     (a) Beneficial owners of five percent (5%) or greater, of our Common Stock. (No Preferred Stock is outstanding at the date of this Offering.)

There are currently 100,000,000 common Shares authorized of which 3,230,000 are outstanding.


The following sets forth information with respect to ownership by holders of more than five percent (5%) of our Common Stock (Comment #36) currently and if all Options exercisable within 60 days pursuant to Section 13(d)(2) are exercised known by us:

TITLE OF CLASS             NAME AND ADDRESS           AMOUNT AND NATURE      PERCENT OF          PERCENT OF CLASS
                           OF BENEFICIAL OWNER        OF BENEFICIAL OWNER    CLASS               ASSUMING
                                                                                                 EXERCISE OF
                                                                                                 ALL WARRANTS
                                                                                                 AND OPTIONS
-----------------------------------------------------------------------------------------------------------------------
Common Shares              Neil A. Cox                        500,000           14%              8.4%
                           Chairman and CFO
                           5380 Highlands Drive
                           Longmont, CO 80503

Common Shares              John N. Harris                     500,000           14%              8.4%
                           President
                           P.O. Box 1547
                           Lyons, CO  80540

Common Shares              Capital Merchant Banc              600,000           0%               10.1%
                                                              Warrants

(b) The following sets forth information with respect to our Common Stock beneficially owned by each Officer and Director, and by all Directors and Officers as a group as of November 30, 2006 and assuming exercise of all Options and Warrants.

TITLE OF CLASS             NAME AND ADDRESS           AMOUNT AND NATURE      PERCENT OF          PERCENT OF CLASS
                           OF BENEFICIAL OWNER        OF BENEFICIAL OWNER    CLASS               ASSUMING
                                                                             CURRENTLY           EXERCISE OF
                                                                                                 ALL WARRANTS
                                                                                                 AND OPTIONS
-----------------------------------------------------------------------------------------------------------------------
Common Shares              Neil A. Cox                          500,000         14%              8.4%
                           Chairman and CFO
                           5380 Highlands Drive
                           Longmont, CO  80503

Common Shares              John N. Harris                       500,000         14%              8.4%
                           President
                           P.O. Box 1547
                           Lyons, CO  80540


                                       24

Common Shares              William H. Reilly                     25,000        less than 1%     less than 1%
                           COO/CTO
                           4859 Dakota Blvd.
                           Boulder, CO 80304

All Directors and Executive                                   1,025,000         28%              16.8%
 Officers as a Group (3 persons)


DESCRIPTION OF SECURITIES


The Securities being registered and/or offered by this Prospectus are Units, Shares, "A" Warrants and "B" Warrants.

UNITS

Each Unit consists of one share of Common Stock and two Common Stock purchase Warrants for an "A" Warrant ($2.00) and "B" Warrant ($5.00). Units are evidenced by separate certificates separable into Common Stock certificates and Warrant certificates. Following is a description of our Common Stock, the Warrants and other Securities of which together comprise Units.


COMMON STOCK

We are presently authorized to issue one hundred million (100,000,000) Shares of its Common Stock. A total of three million two hundred thirty thousand (3,230,000) common Shares are issued and outstanding.

COMMON SHARES

(Comment #37) All Shares are equal to each other with respect to voting, liquidation, and dividend rights. Special Shareholders' meetings may be called by the officers or director, or upon the request of holders of at least one-tenth (1/10th) of the outstanding Shares. Holders of Shares are entitled to one vote at any Shareholders' meeting for each Share they own as of the record date fixed by the board of directors. There is no quorum requirement for Shareholders' meetings. Therefore, a vote of the majority of the Shares represented at a meeting will govern even if this is substantially less than a majority of the Shares outstanding. Holders of Shares are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefore, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any Shares. Reference is made to our Articles of Incorporation and our By-Laws as well as to the applicable statutes of the State of Colorado for a more complete description of the rights and liabilities of holders of Shares. It should be noted that the board of directors without notice to the Shareholders may amend the By-Laws. Our Shares do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the Shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining Shares aggregating less than fifty percent (50%) of the Shares voting for election of directors may not be able to elect any director.


WARRANTS


         CONSULTANT AND EMPLOYEE WARRANTS

The Warrants offered by this Prospectus are issued pursuant to a Warrant Agreement between us and Corporate Stock Transfer, Inc. (the "Warrant Agent"). We have authorized and reserved for issuance the underlying Shares of Common Stock issuable upon exercise of the Warrants.

We have 600,000 outstanding common stock purchase Warrants exercisable at $0.55 per Share expiring August 31, 2009, 60,000 Warrants exercisable at $0.60 per Share expiring August 31, 2009, and 150,000 Employee/Consultant Options exercisable at $0.55/per Share.


         CLASS "A" WARRANTS FOR COMMON STOCK - $2.00


Each Common Stock purchase Warrant entitles the holder to purchase one Share of Common Stock at $2.00 per Share for up to three years with a maximum expiry date of August 31, 2009. 1,790,000 "A" Warrants are outstanding at the commencement of this offering. Our Warrants are callable for redemption at $.001 per Warrant upon thirty days written notice, if not exercised.


         CLASS "B" WARRANTS FOR COMMON STOCK - $5.00


Each Common Stock purchase Warrant entitles the holder to purchase one Share of Common Stock at $5.00 per Share for up to three years with a maximum expiry date of August 31, 2009. 1,790,000 "B" Warrants are outstanding at the commencement of this offering. Our Warrants are callable for redemption at $.001 per Warrant upon thirty days written notice, if not exercised.


PREFERRED SHARES

We have no preferred Shares authorized.


Transfer and Warrant Agent

Effective upon the completion of this offering, the transfer agent and the Warrant agent for our securities is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209.


INTEREST OF NAMED EXPERTS AND COUNSEL


We have not hired or retained any experts or counsel on a contingent basis, who would receive a direct or indirect interest in us, or who is, or was, our promoter, underwriter, voting trustee, director, officer or employee.


DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES LIABILITIES

The Colorado Business Corporation Act requires us to indemnify officers and directors for any expenses incurred by any officer or director in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such officer or director because of his or her status as an officer or director, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The Colorado Business Corporation Act permits a corporation to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection with any action or proceeding if such officer or director acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of us and such indemnification is authorized by the stockholders, by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors, or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained.


The Colorado Business Corporation Act prohibits indemnification of a director or officer if a final adjudication establishes that the officer's or director's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the Colorado Business Corporation Act may permit an officer or director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law.

The Colorado Business Corporation Act also provides that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.

According to our bylaws, we are authorized to indemnify its directors to the fullest extent authorized under Colorado Law subject to certain specified limitations.


Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions or otherwise, we are advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


ORGANIZATION WITHIN LAST FIVE YEARS

We were newly formed on April 29, 2005 and have had only limited  operations  to
date   relating  to  structure   and  capital   formation.   Also  see  "CERTAIN
RELATIONSHIPS AND RELATED TRANSACTIONS" at page 44.

DESCRIPTION OF BUSINESS (COMMENT #38)

CONCEPT AND FORMATION

In early 2005, our founders Neil A. Cox and John Harris explored a business opportunity: customized playing cards. By working with state-of-the-art printers that fully utilize digital technologies, they believed that they can reduce cycle times for full-color customized printing from a standard three to five weeks to just three to five days. In addition, they believed that digital presses could allow product runs in small quantities and at lower prices.

Playing cards, however, are not simply printed on card stock, cut, and packaged. The best playing cards use laminated paper called "black liner board." In addition, playing cards must be finished with a plastic coating to protect the cards and prolong their useful life, the corners cut in a special round format, and then the decks collated, packaged, and readied for shipment.


In view of the continued growth surrounding poker in particular in 2005, we were formed by Mr. Cox and Mr. Harris as Stack the Deck, Inc. a Colorado corporation in 2005, and we changed the name to Tombstone Cards, Inc., With the initial team in place and capital secured, we are now preparing to finalize production processes, develop Internet presence, secure necessary design elements, and arrange for the launch for business.

There are a number of competitors in the marketplace (Comment #39) that focus on either high-cost, low-volume runs or low-cost, high-volume runs. By utilizing digital technology for printing, ordering, custom development, and customer relationship management, we intend to offer high-end, full-color customizable playing cards at a competitive price (Comment #41). Moreover, the experience of designing cards on the Web with our proprietary tools will actually be fun, easy, and intuitive, which we believe will allow us to capitalize on the powerful influence of the Internet to provide an additional level of "attractiveness" to the product.


We are temporarily located at 5380 Highlands Drive, Longmont, Colorado. Implementation of our plan will require the rental of office space in the Longmont Colorado area in order to accommodate our expected growth over the next two years.


We are a product development and marketing company specializing in the development of print-based products which appeal to both the consumer and business markets. As of the date hereof we have not offered any products and have no functioning website upon which to order any products.

(Comment #42) BACKGROUND

For many years, people have enjoyed competitive card games, especially poker. Recently, however, there has been an explosion of interest around, and participation in, these games. The question that we must answer in order to plan for profitability and success is, "What are the numbers?"

(Comment #40) Based upon our research, since 2003, the poker-playing and gaming markets have grown as evidenced by the various televised poker tournaments. This has (Comment #43) created what we believe will be a demand for superior quality customized playing cards Although there is no shortage of putative competitors, we believe that our real strength may be in the development and sale of a new, extremely focused product line using the proprietary Web-based design system that we are developing to support the interactivity and functionality required for our customers to personally create their orders.

We believe no one else is offering the capabilities of the interactive system we are developing. Our (Comment #44) design tool is intended to encourage customers to fully personalize their cards over the Internet (Comment #39) using interactive design components and guides built into the tool.


We are creating an operating infrastructure with strategic partners for outsourced production and well-designed affiliate programs to support key distribution channels. We are now in the initial stages of testing products and web services, as well as developing the fundamental underlying business model, to take full advantage of this fast-growing interest in all things having to do with poker and competitive card playing.

(Comment #40) (Comment #40)
(Comment #38) (Comment #40) (Comment #38)  (Comment #45)

MARKETING LAUNCH PLAN (COMMENT #40)

Many potential customers are accessible through niche media (Comment #47) and we plan to advertise in publications such as CARD PLAYER MAGAZINE, THE POKER GAZETTE, POKER PLAYER, ALL IN MAGAZINE, and BLUFF MAGAZINE. Each of these provides ready access to the card-playing demographic. In addition, we intend to rent appropriate mailing lists for a targeted direct mail, partner with large organizations involved in the poker arena, and utilize industry publications for public relations purposes by providing focused press releases and interviews.

Our initial sales push, however, will be through our internal sales team developing accounts with large clients, tournaments, and special events, and through direct contact with poker clubs and businesses. We expect that 95% of our business dealings will be handled online. The computerized design system that is being developed is intended to be state of the art (Comment #48). It will be the ability to add text, graphics, and borders to photos--in addition to customizing professionally designed templates with text and a selection of complementary colors available in preset palates--that will set us apart from the competition.


Our goal is to quickly establish a position in the marketplace in order to exploit this growth phase and try to achieve a sustainable lead on any future competition.

CUSTOMERS

Our target market includes:

     o    Individuals who host their own games and want a unique identifier
     o    Poker clubs that want to brand their identities
     o Poker tournaments that want to move beyond nondescript branding and attract more competitors
     o    Businesses that want a more useful advertising "giveaway"
     o Individuals and groups not directly associated with poker that would like to create customized gifts for special occasions (weddings, reunions, bar/bat mitzvahs, birthdays, etc.)
     o    Businesses wanting additional revenue-producing products

PRODUCT STRATEGY


We intend to offer a single product but with an almost infinite number of customization options for the consumer and business markets. Our product--customized, personalized decks of high quality playing cards--gives customers the ability to make personal statements about themselves, provide unique gifts, and advertise their business with an item that is both "cool" and "fun" or an ancillary product that can generate revenues for them.

Our products are designed to meet customer requirements for quality and value because of the raw materials, the high-end finishing, and the purchasing "experience" that allows for a high degree of customization using an innovative yet easy-to-use online process. The cards' quality and printing uniformity will make them suitable for competitive play. (Comment #39).


BUSINESS MODEL


Our business model is focused on extensively using the Internet for all commercial functions, from providing customers with design tools to order tracking, affiliate management, and customer relationship management. We believe that this will reduce the cycle time, increase our ability to retain customers, and keep our administrative costs low.


COMPETITION


Our competitors in this market are Gemaco, Newt's Playing Cards, House of Cards India, and virtually any other company with a printer. It is even possible to purchase "playing card paper stock" and print personal cards from a home printer attached to ones computer.

However, we believe no competitor currently offers the combination of high quality/high value with low order size/low per-unit cost. (Comment #39) In doing this, competitors provide, among other options:

     o Single-color printing on a pre-selected background (e.g., marble or patterned)
     o    Photographic printing with little or no customization options


In addition, the minimum order may be as high as 50 decks.


(Comment #39 and Comment #57)Our strategy for meeting the competition is to add to and improve the online design/purchasing experience; secure partnerships, licensing arrangements, and advertising co-op arrangements with high-visibility brand owners that Share our customer base (e.g., motorcycle manufacturers and dealers, military organizations, beer companies, etc.); and make sure that it stays "easy" to do business with us.


POTENTIAL RISKS TO OUR BUSINESS PLAN

Our top business risks include an unexpected drop in poker popularity, a severe economic slowing or recession, new laws regulating nongambling (for money or prizes) poker clubs, competition, and even growth that exceeds our ability to respond.


We face a possibility that the poker market will not be as strong or as sustainable as we expect (Comment #50). (Comment #49) A crackdown by regulatory authorities or law enforcement on illegal gambling could have an adverse affect on our sales and revenues.


Though we do not expect local, state, or even federal laws regarding poker to change, it is possible that new regulations could impair our business.

By outsourcing production, we intend to maintain the ability to find new or additional suppliers to fill in during times of peak demand (seasonally), thereby mitigating the potential of being overwhelmed by orders.

MARKETING PLAN POTENTIAL


(Comment #51) Responses from potential customers indicate that the intended product is attractive due to its custom features and speed, and we fully intend to capitalize on this trend. We are referring to informal encounters with potential customers but not a more formal market survey of such individuals. (Comment #52) Our marketing strategy is to aggressively promote and support the significant features unique to the product and to use public relations media and web presence to clearly demonstrate the advantages of the product offerings.


These features include:

     o    Triple-laminated paper stock with a plastic finish
     o A high degree of available customization requiring little skill or computer knowledge
     o A cycle time that is dramatically shorter than the competitive printers
     o    Aggressive pricing

The proposed marketing mix includes advertising, affiliate support, banner ads, direct mail, a public relations campaign, and sponsorship of local and regional poker tournaments.

SALES STRATEGY

Our products will be available over the Web. Customers will be attracted to the Web site through our direct marketing to high-yield organizations (poker clubs, etc.) and businesses, and web advertising through numerous avenues.

DISTRIBUTION CHANNELS

Our marketing strategy includes selling the product through several channels, including direct to business for retail sales and promotions and direct to consumers. In all cases, we will be driving our products through our online website and catalog and design tool.

We will actively create and maintain house accounts for businesses and larger organizations.

ADVERTISING, PROMOTIONS, AND PUBLIC RELATIONS

Our advertising, promotions, and public relations strategy is to profile us as the premier distributor of this type of product in the market, based on finished quality and the design options available within the proprietary design Web tool, with a significant reduction in cycle time. One of the keys of the strategy is not to compete on price alone, thus avoiding any comparison in which it would be forced to deal with the product as a commodity.

We intend to utilize the following media and methods to carry its message to potential customers:

     o Internet promotions using Web search engines and, where appropriate, banner ads on complementary sites
     o Direct mail using the most suitable lists from industry magazines, poker clubs, and associated organizations
     o    Sponsorships of local and regional poker tournaments
     o Public relations campaigns to targeted publications stressing the unique attributes of the product and the process
     o    Print advertising in selected industry publications


On an ongoing basis, we intend to budget our advertising and marketing investment as a percentage of total sales. By consistently tracking the results of its campaigns, we intend to be able to determine the effectiveness of various initiatives. This will allow us to adjust the budget allocation appropriately to improve marketing efforts.

While some organizations break out public relations costs and strategies under separate categories, we believe that the interrelationship of the two disciplines demands that they be linked in budget and in strategic implementation.

PRODUCTION AND DELIVERY


Production will be provided by strategic partners and full-service printing and fulfillment companies with significant experience in producing playing cards and they will maintain any necessary inventory as part of their ongoing business operations. Key considerations in terms of production and delivery include the rising costs of fuel and electricity, transportation costs, availability of raw materials, adequate personnel to meet demand, and technology integration. At this time, we expect that we will hold no inventory of finished card decks, but will maintain limited inventory of pre-printed "tuck" boxes.


Delivery options for the finished product are available to and paid for by the customer and processed through our Web site.

MARKET ANALYSIS

INDUSTRY ANALYSIS

The market for high-end personalized playing cards is a subset of the poker/gaming market and, as such, there are no reliable figures at this time to predict growth or even estimate the total size of the market. Motley Fool noted that growth at the World Series of Poker (WSOP) for in-person competition has grown more than 1,000% since 2000 and predicts 100% year-over-year growth for 2005 to 2006.

In 2003, according to most gaming industry sources, there was an explosion of interest in poker; the awareness was especially intense around the game called "Texas Holdem". The point of crystallization for all this attention was the debut of the World Poker Tour on the Travel Channel.

Trend information from Ubertrends.com (quoted in the Executive Summary of this plan) indicates that more than 50 million Americans play poker on a regular basis.


STRENGTHS, WEAKNESSES, OPPORTUNITIES, AND THREATS (SWOT ANALYSIS)

STRENGTHS



     o (Comment #53) Our management is involved in our core business on a day-to-day basis.

     o By outsourcing printing and production to strategic partners, we will not incur significant startup costs associated with the purchase of high-end digital printing equipment.
     o Outsourcing allows us to obtain other suppliers as needed without investing significant amounts of time or capital.
     o The product line will start small and well focused, allowing us to easily adapt to market changes.
     o The management team has extensive experience in Internet marketing and e-commerce, allowing us to fully capitalize on our customer base while reducing administrative costs.

WEAKNESSES


     o Because of our position as a startup, we are not a household name among prospective customers, and the cost to raise us to "top-of-mind" awareness will be higher than for an established company.

     o The order/production process will need to be tested during a phased rollout, which will delay our full production capabilities by 30 to 90 days.

     o Documented processes and procedures, along with the integrated technology deployment, are still in the development stage, and an unforeseen delay or loss of key personnel could hold up the product launch.

THREATS TO OUR BUSINESS PLAN

     o The fast-growing interest in poker could be a fad that burns out quickly, leaving a smaller core than expected.
     o A significant downturn in the American economy would reduce the amount of disposable income available to our target audience.

     o Other competitors could move quickly to match our performance by offering similar products and design amenities, forcing us to invest more than expected in product development.

     o Too much success too quickly could overwhelm our systems, creating order and fulfillment problems including the increased possibility of poor work slipping through to the marketplace, resulting in high levels of customer dissatisfaction.

CUSTOMER PROFILES


     o We believe that there are three common customer types that make up our target market:

          o The most typical customer for our product is a male, 25 to 65 years old, with an outgoing personality and an interest in poker. The customer will believe that he has certain flair and will compete with his peers to demonstrate this as an actuality.
          o Poker clubs and regional tournaments that want something special to brand their events.
          o Businesses that purchase the product for special celebrations and to promote their organizations.

It is likely that potential customers are going to be familiar with similar and existing products and that they will accept Tombstones new offering provided that it can clearly and succinctly demonstrate the product advantages.


(Comment #54) PRODUCT STRATEGY


CURRENT PRODUCT

We initially plan on offering a single product with multiple variations and extensions for the poker and gaming market, including:

          o    Customizable photo playing cards
          o    Customizable templated playing cards
          o    Business services that support logos and integrated customization


Our playing cards, the principal proposed product, consist of a standard deck of poker-sized cards, printed in full color and packaged in pre-printed Tombstone-branded tuck box that allows the custom design of the cards to be seen and displayed. Development of new products and existing product upgrades for the normal course of business is planned for 2007.


PROPRIETARY TECHNOLOGY/INTELLECTUAL PROPERTY

Our products will be protected under the following:


     o TOMBSTONE Cards is the trademark of Tombstone Cards, Inc. Registration of the service mark is in process.
     o    We    own    the     domain     names     "tombstonecards.com"     and
          "tombstone-cards.com."
     o We are developing a proprietary design tool which will allow print design over the Internet and support high-resolution (300dpi) output.

WE ARE IN THE PROCESS OF DEVELOPING PROPRIETARY TEMPLATES, A CUSTOM "PIP" DESIGN FOR THE FACES OF THE CARDS, AND AN ASSOCIATED CUSTOMIZATION PROCESS FOR THE WEB. (COMMENT #55) (A "PIP" IS THE TERM USED TO DESCRIBE THE FACES OF THE CARDS INCLUDING THE SUIT DESIGNS {HEARTS, CLUBS, SPADES AND DIAMONDS}, THE FONT SELECTION AND THE PROPRIETARY DESIGN OF THE "COURT CARDS" {JACKS, QUEENS, KINGS, ACES})

PRODUCT LIFE CYCLES


The life cycle for the customized playing cards depends on how and when they are used. Cards used by individuals can last for weeks or months, depending on frequency of use; those used in tournament play will be suitable for only one usage.

However, the actual life cycle of the product is not what drives repeat business; instead, it is the perceived value of the product and how it supports the branding or personal identification of the customer.


Because playing cards have been around for so long, usage or adoption will not be a limiting factor. Instead, our ability to continue to produce more options for the repeat buyer while increasing the size of the market will be critical.


PRODUCT SELECTION/DEVELOPMENT CRITERIA

Because marketing is, or can be, a very large expense, it is where a great deal of our effort is applied. To this end, customer focus is a very important criterion. The idea is to retain customers by continually offering them a valuable product or service, thereby diminishing costs of reaching and appealing to them.

We realize that development projects are steadily growing more expensive. To ensure the best possible product decisions, it has implemented the following criteria for evaluating and selecting projects:


     o    Does the product fit in with our core business?
     o    Does the product increase the customer base or merely cannibalize it?
     o    Do clients want or need this product?

We will use outside material providers when they have a body of knowledge useful to expedite the development of our product. Providers are selected based on their expertise, active participation, reputation, and success in their field, plus the overall quality of their workmanship. When beneficial, we will seek to blend the ideas of several suppliers to create an optimal hybrid product delivering the greatest benefits to customers. These third-party developments are created as "works for hire," and the intellectual property becomes the sole property of us.

It is our philosophy that a product line must be improved, changed, or expanded every three months in order to be in a competitive position offer, market value, and offer competitive price point. We must maintain the ability to adapt as the environment, market demand, customers' needs, and Tombstones capabilities change.

TESTING


Our web technology is being developed to allow products customized via the Web, along with the integration of an existing product that supports an e-commerce solution. We expect this to be ready for market testing in January 2007.

We intend to test the following tasks and operations in the pilot production process:

TASK/OPERATION

     o    Product technology and methods
     o    Key parts and vendors
     o    Processing sequence and repeatability
     o    Capital equipment and vendors
     o    Specifications and control measures
     o    Production lead time and volume standards

Processes are being validated to ensure optimal cost-effective, quality output.


Testing has been conducted since August 2006 and will continue through January 2007 at various facilities and those of our strategic partners/providers of services.


Volume testing will be accomplished by printing customized cards as demos for salespeople, early adapters, selected test outlets, and our corporate use. During this test phase, we will be working with the actual printing process as well as the order and inventory system, Web tools shopping cart, and credit verification systems.

INVENTORY, PRODUCTION COSTS, AND CAPITAL INVESTMENT

Key factors in the manufacturing and distribution processes include:

     o Cost, availability, and lead time required for delivery of specialized paper
     o    Press availability
     o    Cost of template and graphic development
     o    Shipping costs
     o    Internet availability and security

(Comment #56) Raw materials, components, and subassemblies required for production are handled directly by sub-contractors. The only inventory requirement will be for pre-printed tuck boxes which are available with a three week lead at a cost of $.10 per box, based on an order of 50,000 units.. We will not maintain preprinted finished inventory.


KEY SUPPLIERS

Key suppliers may include:

     StoreFront Software                                 (under contract)
     Viatek - Web hosting/application servers            (under contract)
     OtherSide Creative, Inc. - Graphic Design           (not under contract)


We intend to order or engage these suppliers on an as needed, project by project basis.

UNIT PRICE

We are targeting a first-year run of 200,000 units (decks). The full price for each unit is between $5 and $8, and the expected average unit sales price, based on the projected customer mix, will be $5.86 per unit.

In comparison to other companies, we believe our products can be produced quickly and economically by utilizing digital technologies in order processing, payments, scheduling, and the printing itself. Because we do not invest in equipment we will not be tied to obsolete processes and technologies and, if need be, can move from one supplier to another.


UNIT COST

We project that unit cost will be approximately $2.80 (Comment #57) per unit at startup. We believe that we can reduce this cost as it ramps up and gain economies of scale in purchasing and production.


INVENTORY COSTS

We intend to produce customizable decks of cards, using specialized paper purchased and inventoried by subcontractors. The only inventory costs we will have will consist of the pre-printed tuck boxes discussed earlier.


LABOR COSTS

We have no current employees, excluding our officers and contracted consultants. The designers and consultants that we will retain and will be hired and paid on a per-project basis. When we obtain the necessary financing and is ready to launch the product, additional staff will be hired to serve in customer service and in-house sales.

CAPITAL EQUIPMENT PURCHASES AND MAINTENANCE COSTS

We do not anticipate making significant investments into equipment, instead relying on suppliers, affiliates, and strategic partners to use their equipment as part of their contractual obligations.

Where we will make capital purchases is for general office support and may include:

     o    Office computers, servers, routers, and connectivity hardware
     o    Office software (Microsoft Office, financial software, etc.)
     o    A multi-line telephone system
     o    Office furniture

We will make every effort to obtain the best possible deal and will look into the "used" market where possible.

ADDITIONAL SPACE REQUIREMENTS

We will need office space and intend to look in the Boulder/Longmont Colorado Corridor. We anticipate renting approximately 3,000 square feet at $15 per square foot. One of the keys to office selection will be the availability of high-speed Internet access to support a Virtual Private Network (VPN) connection by our computer services provider.

PACKAGING AND TRANSPORTATION

These last steps in the manufacturing process are important in establishing the desired image for the consumer. Of the standard packaging treatments available, the best choice for our needs is a combination of generic boxes branded with pre-printed custom mailing labels. Because customer orders can vary in size significantly, it does not seem cost efficient to use pre-printed shipping boxes. In addition, smaller orders may be shrink-wrapped and packed in poly-bags or mailers. Because this is a readily available form of packaging and a simple packaging process, considerable savings can be realized.

FULFILLMENT

Fulfillment is an important part of customer satisfaction, and we will utilize a third party in order to ship the product as it comes off the production line. We will use computer tracking to monitor and manage the delivery of products and, where possible, offer customers the opportunity to track their shipments over the Web. We believe that this will help to ensure customer satisfaction and repeat sales.

SHIPPING

Our product transportation will be via the U.S. Postal Service, UPS, or an overnight delivery supplier. The method of delivery will depend on the size of the order along with any shipping options chosen by the customer.

COMPETITIVE ANALYSIS

Currently, our marketplace is shared by numerous competitors, including:

     o    Newts Playing Cards
     o    Gemaco
     o    House of Cards
     o    Kardwell
     o    Playing Cards India

A quick Internet search under "playing cards, personalized" yields 2.5 million results. Certainly not all of these are actual manufacturers but, because all it really takes to enter the business is a printing press and a few sheets of paper, it can safely be said that the market is not empty.

Even with this apparent abundance of competition our management believes there is an opportunity for our business model because turnaround times for traditional printing companies tend to be measured in weeks and the minimum run generally begins at 50 units. If, on the other hand, the competition is focused on the individual sale and single unit, the prices are relatively high, with a price point close to $30 per deck.


(Comment #39) Based on our management analysis, though the competitive field is, at first glance, relatively crowded, we believe that other companies' products are not sufficiently developed as to move them beyond the commodity level. Our intent is to provide customers an opportunity to design cards that are uniquely their own and yet stay within a certain structure by providing five development areas:


     o The ability to upload photos and customize them through cropping, re-centering, and adding graphics, borders, and curvilinear/linear text
     o    The  ability  to  upload   print-ready   designs  for  businesses  and
          organizations
     o The ability to customize an expanding selection of professionally designed templates, including color palates and text

     o The ability to come to us for design work (photo enhancement and tinting), graphics design, and integration for high-end custom work
     o Selling and integrating our "storefront" technology for affiliates in order to expand our market penetration

Our Internet software is designed to allow structured pricing for each demographic segment based on customer value, expected lifetime value, order size, and complexity.

Though there is a relatively low barrier to entry into the customized playing-card market, this apparent opportunity exists mostly because the product is so ill-defined and there is a wide variation regarding what is acceptable. "Artisan" cards may be suitable for gifts and special occasions, but wide variations inherent in the printing processes used render these cards unsuitable for competitive play. Part of our branding and positioning will stress the high quality of the finished product which, when combined with rigorous testing and quality control procedures that we will put in place, make the cards suitable for "tournament and casino play."

SALES OBJECTIVES

Our sales objective is $1 million in the first year.

To achieve this objective, we plan to actively promote our product through a carefully designed marketing mix of advertising, public relations, event sponsorships, and direct mail while solidifying and expanding our distribution channels, establishing strategic partnerships, and introducing new products.

CAPITAL REQUIREMENTS


Our initial total capital requirements are projected at (Comment #61) $800,000, which we have on hand, which we believe is sufficient for operations for the next twelve months under our initial budget. These funds will be used to:


     o    Finalize the proprietary Web customization program

     o    Implement our marketing plan
     o    Hire staff
     o    Build out our infrastructure
     o Augment our staff to support and sustain prolonged growth under the new marketing plan
     o    Maintain working capital


WEB SALES AT TOMBSTONECARDS.COM

The primary sales goal of our marketing effort will be to reach out to businesses and organizations along with affinity group customers and drive them to visit WWW.TOMBSTONECARDS.COM. Once there, they can create and order products through a Web application that is easy to use, intuitive, powerful, and fun.

For online sales, we are in the process of establishing required relationships with an outside vendor to process orders and provide credit card verification. The vendor will also provide a system and services for enhanced fraud detection and scoring as well as additional services for fulfillment messaging, tax calculation, territory management, export control, and digital certificate distribution and management.

Currently, our Web site is a demo version only. It is in the process of finalization and will be completed by the beginning of the third quarter 2006.

We will track online sales revenue based on reference codes (Sales Key Codes) to measure the effectiveness of our various marketing efforts. All of our literature and promotional materials promote the Web site. Online tracking features also help us track where customers have clicked through from another site and the areas they actually visit on our site.

OUR INTERNET FUTURE

The Internet will continue to be a critical part of our future, and it is imperative that we continue to invest in refining our product offerings, our online design systems, and the integration of its back-office infrastructure in order to maintain a competitive advantage. Funds for this ongoing work have been allocated under the marketing and sales budget.

INTERNET MARKETING STRATEGY


The Internet will serve as a primary interface with the customer. It will provide opportunities to promote us to potential customers, provide user design functions and a secure ordering portal (through Secure Socket Layer or SSL), process payments, allow tracking of shipments, and provide a simple point of contact with our customer base.


MARKETING APPROACH

We will promote our Web site as if it were a product because we believe the experience of design is an important part of the package that we are providing. All of our marketing materials will promote the Web site instead of office locations; we will be, for all intents and purposes, a Web-based company.

KEY-WORD SEARCH BANNERS

The Web site will be built incorporating critical key words and meta tags. Though this will help the Web site show up in searches from the major search engines, it does not guarantee a high placement (page 1) in results. This will only come by securing an agreement with the search engines and becoming a sponsor; this cost is associated with marketing.

HOT LINKS AND REFERRAL INCENTIVES

As we grow, we plan to use strategically placed hot links from other online locations, including links through paid banner ads.

We will offer an affiliate program enabling selected clients to set up access to our sales portal on their sites. Payment to the referring client will be the difference between their established wholesale cost and their retail pricing.

We will be able to positively track affiliate numbers of the referring Web site all the way through to order placement. We believe this is crucial for convincing referring sites to point to our site.

ONLINE CATALOG AND SHOWROOM

Our site, TombstoneCards.com will serve as an online store with a catalog and an advanced design function giving our customers a way to see everything they might need in order to make a buying decision.

These pages will include:

     o    Answers to Frequently Asked Questions
     o    Samples of completed work (used with permission)
     o    Product benefits
     o    Customer quotes, success stories, and case studies
     o    Product specifications
     o    Shipping options
     o    Access to clients' order history secured by password and SSL

In addition, the Web site will provide:

     o    Product details and competitive advantages
     o    Management information
     o    Press information and PR archives
     o    Affiliate tracking options
     o    Investor information


CONTENT--BUSINESS RESOURCES

On the Internet, content is king. However, this content should not get in the way of our primary goal: letting potential customers experience the design functionality of the site and, ultimately, place their orders. Keeping that in mind, the Web site will offer links to sites of interest to our customers, including:

     o    Links to popular publications
     o    Card-playing rules and professional advice
     o    Tournament information

STRATEGIC MARKETING ALLIANCES

In order to build on our online offerings, we intend to develop strategic alliances that add value and revenue streams. This may include licensing arrangements with well-known brands that appeal to our core customers and exploring advertising co-op arrangements. Our management will try to establish relationships with five to 10 key partners/licensors that will be included on www.tombstonecards.com and define how the model will work for each agreement, depending on the expected exposure and revenue stream.

PRICING


(Comment #58 and #59) We will be offering our product to individuals, groups, and businesses on a sliding scale, starting at $8.00 per unit based on a minimum order of 24 decks. This price structure will vary based on the size and/or frequency of the order. Discounts for businesses and commercial accounts are available and begin at an order size of 1/2 gross. This policy may be adjusted as sales and conditions warrant.


INTERNATIONAL

At this time, we do not intend to offer international sales (with the exception of Canada) in the first year of operation. Any orders coming in over the Internet from outside these areas will be treated on an individual basis.

REPORTS

Because of the integrated software architecture (Web and back-office functions), we will be able to have comprehensive data available in real time. This information includes how many visitors go to the site, where they came from (links from search engines or alliance partners' sites or straight to tombstonecards.com), which Web pages were hit most often (stack-ranked highest to lowest), total sales, and the sales conversion rate.

COSTS/BUDGET


Our development of the Web site, along with development of the .Net customization framework, has begun. We expect that development costs for the Web site will run at $75,000. Integration of the various software packages is not included in that price, and is projected at $100,000.

PRIVACY AND SECURITY

Data security and privacy are key elements in achieving market acceptance of our online services. Our Privacy/Security strategy includes:

     o Firewall protection with password-protected access to partitioned sections of each subscriber's files, with 100% subscriber control of subscriber-designated access by authorized viewers/collaborators
     o    Use of the Verisign Pay Pro system to verify credit card information

Publication and promotion of our Privacy and Security Policies, including our positions on information collection and sharing, information security and protection, e-mail privacy and online surveys, the use of cookies, anonymous browsing, children's online privacy protection, Web site links, future changes to privacy policies, etc., will all be available on the site.

INTERNET AND INTEGRATED TECHNOLOGY STRATEGY

The Internet is critical to the business of our plan and, as such, will play two roles in its success.


We will be using the Web for multiple reasons that include  Business-to-Consumer
(B2C)  and  Business-to-Business   (B2B)direct  sales,  and  data  sharing/order
management/finance within our business.

The system will provide the framework in which we operate, from taking orders to computing taxes and shipping rates and providing the ability for customers to track their own orders.

The Internet will provide the architecture that will allow us to provide an interactive, highly visual experience to its customers by allowing extensive amounts of real-time customization, including the ability to print a low-resolution sample of how their finished product will look.


These two functions actually require two different architectures that, in order to operate most effectively, are linked. The architecture (servers, routers, firewall, applications, etc.) will be hosted at a Tier 1 data center that will provide backup power and 24x7 monitoring, instant scalability to handle growth, and biometric physical security--all of which we believe will result in a reduction in Total Cost of Ownership (TCO) versus local hosting, along with better overall performance.


The primary public interface will be through our Web site (www.tombstonecards.com). This site will be part of a secure portal through which customers can interact with us by customizing their orders, uploading photos, placing their orders, and paying for them by credit card or PayPal. The back-end of this system will support tracking the production and delivery of the order and will be the primary method for customer service. Secondary customer service will be provided by representatives at our Colorado offices.


Customer Relationship Management (CRM) functionality will be provided through the shopping interface and will allow for customer support, sales information, and e-mail push sales. Our financial management software will be directly linked to the sales database, allowing real-time data mining.

By automating these processes and making them available online, we effectively reduce administrative costs along with the possibility of errors associated with re-keying data.

At the same time, this approach positions us to most effectively track and manage our activities relative to the market opportunity, enabling a swift response to sudden shifts in demand, new market trends, and changes in customer requirements.

Though these servers and programs will interact with our Web site, processing orders and maintaining customer data, they will, for security reasons, sit behind the data center firewall accessible only through the Virtual Private Network (VPN) connections from the our offices and be further restricted by password-protected access for our staff, based on database permissions. Offsite backup of data will be completed on a regular basis.


GOALS

OUR GOALS

In order for us to attain the results as described in its vision and mission statements, we must achieve the following primary strategic goals: (Note: these are "goals" only and there is no assurance whatsoever that we can successfully achieve all or any of these goals.)


Operations: By 4Q 2006, we plan to design and develop the infrastructure necessary to support the sales goals. Our Internet site is planned to be fully operational, and the first orders able to be processed. We are designing the ability to quickly scale operations and this will be embedded in the technology and operational architecture.


Products: In order to encourage repeat business, we intend to continue to expand and refine our initial product line by offering new templates, services, and options on an ongoing and regular basis.


Market: By January 2008, our target is to reach 2,000 customers, including at least 450 repeat customers, and we will attempt to achieve a base of 500 customers per month. To serve these customers and bind them to us, we plan to add even more functionality to our Web system, and continue to add new design options and templates.

Sales: By December 2008, our monthly sales goal is $1 million. We hope to establish our products in the gaming industry as being known for high quality and that they are suitable for casual play, tournaments, and even casino competition.


FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as: anticipate, believe, plan, expect, future, intend and similar expressions, to identify such forward-looking statements. Actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced as described in this Risk Factors section and elsewhere in this prospectus. Factors which may cause the actual results or the actual plan of operations to vary include, among other things, decisions of the board of directors not to pursue a specific course of action based on its re-assessment of the facts or new facts, or changes in general economic conditions and those other factors set out in this prospectus.

REPORTS TO SECURITY HOLDERS

We will voluntarily make available to securities holders an annual report, including audited financials on Form 10-K or Form 10-KSB. We are not currently a fully reporting company, but upon effectiveness of this registration statement, will be required to file reports with the SEC pursuant to the Securities exchange Act of 1934.

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E. Room 1580, Washington, DC 20549. The public may obtain information about the operation of the Public Reference Room by calling the Sec at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

PLAN OF OPERATION


(Comment #60) The following table presents the projected Budget for the next twelve months, to be funded through this offering. We anticipate using any funds raised by the exercise of Warrants for which Shares are registered in this registration statement to pay listed categories pro rata. Management will have complete discretionary control over the actual utilization of said funds and there can be no assurance as to the manner or time in which said funds will be utilized.

The following represents our projected operations time line:

In January of 2007, our web site will go live with our proprietary design tool and the e-commerce functionality needed to support sales over the Internet. We intend to have a "soft rollout" in order to test the functionality and performance of the system. Based on results and feedback we will modify the site and our processes. We also take the results from our sales analysis, combined with our PR and media research and determine placement of our first spot buys in poker magazines. With a minimum of a three month lead time, these first spot ads will not appear before May of 2007. Banner ad purchases will also be determined and made at this time. Lead times for these ads are uncertain at this time, but we expect to have ads running and testing by April, 2007

In January, we will also begin our hiring process, bringing on board a Sales Manager, a Corporate Sales person and a Graphic Design Coordinator. All other positions will remain as contractors.

Based on sales, trend analysis and the sales pipeline, we will be in rented office space by end of March, 2007. Computer systems and equipment for back-office operations are already in place and being hosted in a secure data center in Westminster, Colorado. While the Internet servers will remain there, the third server will be placed in our office and support the network and computer infrastructure including VPN (Virtual Private Network) links to the data center and our ecommerce software. At the time of occupancy we will also install a VoIP (Voice over Internet Protocol) phone system for office communications, "800" number customer support and outbound sales.

We will continue to make adjustments to the advertising buys and ad placements based on continuing analysis. We will test our marketing strategy of segmenting celebrations such as weddings and college graduations in time for May, 2007.

If business supports it, we anticipate adding 3 more employees (1 Customer Service Representative, 1 Administrative Assistant/Receptionist, 1 Bookkeeper) between June and August of 2007 bringing our total staffing to 9 employees. These staff additions will necessitate purchasing additional computers, software, furniture and office materials.

During the first six months we will continue analyze customer purchases, especially focusing on the use of our pre-designed templates that allow a high level of customization. Based on these results we will add to our library of templates, adding more choices to the most popular areas, making alterations in or eliminating low sellers. We anticipate adding additional functionality to our proprietary tool by September, 2007 in time for the holiday season. All changes will be tested in an off-line environment before integration into the live site.

We plan an advertising campaign to be made in time for the holiday season in 2007.

The following table presents the projected Budget for the next twelve months, (Comment #61) of which we have $800,000 on hand at November 30, 2006, and budget for expanded operations funded through our offering of Shares underlying
Warrants.  We  anticipate  using the  funds  raised  by our  Offering  of Shares underlying Warrants to pay listed categories pro rata under "Expanded Operations." (Comment #62) Management will have complete discretionary control over the actual utilization of said funds and there can be no assurance as to the manner or time in which said funds will be utilized.

                            LIMITED OPERATIONS BUDGET

(Comment #61)                                                                           Expanded Operations
----------------------------------------------- ------------------------------------ ---------------------------------
Categories                                                             CASH ON HAND             OFFERING PROCEEDS (1)
----------------------------------------------- ----------------------------------------------------------------------
Salaries                                                                   $150,000                        $  500,000
----------------------------------------------- ----------------------------------------------------------------------
Equipment                                                                  $ 50,000                        $  300,000
----------------------------------------------- ----------------------------------------------------------------------
Marketing                                                                  $200,000                        $1,000,000
----------------------------------------------- ----------------------------------------------------------------------
General and Administrative                                                 $100,000                        $  500,000
----------------------------------------------- ----------------------------------------------------------------------
Working Capital                                                            $200,000                        $1,080,000
----------------------------------------------- ----------------------------------------------------------------------
Website Development                                                        $100,000                        $  500,000
----------------------------------------------- ==================================== =================================
TOTAL                                                                      $800,000                        $3,580,000
----------------------------------------------- ------------------------------------ ---------------------------------
     (1)Assuming "A" Warrants are excerised.

Although we reserve the right to reallocate the funds according to changing events, we believe the cash on hand is sufficient to fund our initial capital requirements on a limited budget for a period of twelve months. There can be no assurance we will not require additional funds. The availability and terms of any future financing will depend on market and other conditions. The amount of proceeds and uses are based upon the projections by our Management, which may also change according to unforeseen future events and market changes.


IN THE EVENT WE ARE UNABLE TO ACHIEVE ADDITIONAL CAPITAL RAISING, WE WILL LIMIT OPERATIONS TO FIT WITHIN OUR CAPITAL AVAILABILITY. IN SUCH EVENT, WE WILL PROBABLY SEEK LOANS FOR OPERATING CAPITAL. WE HAVE NOT ACHIEVED ANY COMMITMENTS FOR LOANS FROM ANY SOURCE. IN ANY EVENT THE BUSINESS WILL BE OPERATED WITH A SKELETON STAFF AND HAVE LIMITED ADVERTISING/MARKETING BUDGET, WHICH COULD CAUSE US TO REMAIN UNPROFITABLE AND EVENTUALLY FAIL.

                BUDGET ASSUMING "A" AND "OTHER" WARRANT EXERCISE

==================================================== ============= =============== ============= =================
               EXPENDITURE ITEM                           25%            50%            75%             100%
---------------------------------------------------- ------------- --------------- ------------- -----------------
Salaries                                               $  291,059      $  581,804    $  872,706    $ 1,309,059
---------------------------------------------------- ------------- --------------- ------------- -----------------
Equipment                                              $   35,000      $   90,000    $  135,000    $   168,750
---------------------------------------------------- ------------- --------------- ------------- -----------------
Marketing                                              $  157,343      $  345,000    $  517,500    $   646,875
---------------------------------------------------- ------------- --------------- ------------- -----------------
General & Administrative                               $  216,598      $  433,196    $  649,794    $   812,242.50
---------------------------------------------------- ------------- --------------- ------------- -----------------
Working Capital                                        $  253,125      $  506,250    $  759,375    $   949,218.75
---------------------------------------------------- ------------- --------------- ------------- -----------------
Website Development                                    $   50,000      $   50,000    $   75,000    $   126,354.75
==================================================== ============= =============== ============= =================
TOTAL                                                  $1,003,125      $2,006,250    $3,009,375    $ 4,012,500
                                                       ----------      ----------    ----------    --------------
==================================================== ============= =============== ============= =================


OFF BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

DESCRIPTION OF PROPERTY


We do not own any property, real or otherwise. For the first year, we have conducted administrative affairs from the office located in the home of our Chairman and CFO, Neil A. Cox, at no cost to us and will continue to do so until the need for permanent office space is established..


We do not have any investments or interests in any real estate. We do not invest in real estate mortgages, nor do we invest in securities of, or interests in, persons primarily engaged in real estate activities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


Other than the stock transactions discussed below, we have not entered into any transaction nor are there any proposed transactions in which any of our founders, directors, executive officers, Shareholders or any members of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

On July 6, 2005, we sold 500,000 Shares of our Common Stock to our CFO/Secretary/Treasurer (Neil A. Cox) for $5,000, or $.01 per Share. Our Common Stock had no quoted market value on the date of the transaction. Mr. Cox would be considered a promoter. (Comment #63)

On July 14, 2005, we sold 500,000 Shares of our Common Stock to our President (John N. Harris) for $5,000, or $.01 per Share. Our Common Stock had no quoted market value on the date of the transaction. Mr. Harris would be considered a promoter. (Comment #63)

(Comment #64)We have engaged as a consultant Capital Merchant Banc under an Agreement which provides for the vesting of 600,000 Warrants to purchase Shares at $0.55 per Share based upon performing consulting services for which it is paid $3,000 per month. (Comment #64) When vested Capital Merchant Banc could acquire an amount of Shares equal to 15.66% of the issued and outstanding Common Stock prior to exercise of any Warrants. These Warrants expire August 31, 2009 with an Option to acquire a new two year Warrant at $0.55 for 600,000 if the stock price has not closed at $0.50 for 30 days. (Comment #63 and #64)

The President and CFO contributed their management services to our business until June 30, 2006.
(Comment #65)

There are no promoters being used in relation to this offering. No person who may, in the future, be considered a promoter of this offering, will receive or expect to receive assets, services or other considerations from us. No assets will be, nor expected to be, acquired from any promoter on behalf of us. We have not entered into any agreements that require disclosure to the Shareholders.


MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

Currently there is no public trading market for our stock, and we have not applied to have the Common Stock listed. We intend to apply to have the Common Stock quoted on the OTC Bulletin Board immediately after filing this registration statement. No trading symbol has yet been assigned.

The offering of the Shares registered hereby could have a material negative effect on the market price for the stock if it is approved for quotation on the OTC / BB.

RULES GOVERNING LOW-PRICE STOCKS THAT MAY AFFECT OUR SHAREHOLDERS' ABILITY TO RESELL SHARES OF OUR COMMON STOCK

Our stock currently is not traded on any stock exchange or quoted on any stock quotation system. After filing the registration statement in which this prospectus is included, we intend to solicit a broker to apply for quotation of Common Stock on the NASD's OTC/BB.

Quotations on the OTC/BB reflect inter-dealer prices, without retail mark-up, markdown or commission and may not reflect actual transactions. Our Common Stock will be subject to certain rules adopted by the SEC that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks generally are securities with a price of less than $5.00, other than securities registered on certain national exchanges or quoted on the Nasdaq system, provided that the exchange or system provides current price and volume information with respect to transaction in such securities. The additional sales practice and disclosure requirements imposed upon broker-dealers are and may discourage broker-dealers from effecting transactions in our Shares which could severely limit the market liquidity of the Shares and impede the sale of Shares in the secondary market.

The penny stock rules require broker-dealers, prior to a transaction in a penny stock not otherwise exempt from the rules, to make a special suitability determination for the purchaser to receive the purchaser's written consent to the transaction prior to sale, to deliver standardized risk disclosure documents prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

HOLDERS

As of the filing of this prospectus, we have 36 Shareholders of record of our Common Stock. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the Shares proposed to be sold for at least 2 years, is entitled to sell Shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

As of the date of this prospectus, persons who are our affiliates hold 1,025,000 Shares, which may be sold pursuant to this Registration Statement

DIVIDENDS

As of the filing of this prospectus, we have not paid any dividends to Shareholders. There are no restrictions which would limit our ability to pay dividends on common equity or that are likely to do so in the future. The Colorado Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend; we would not be able to pay its debts as they become due in the usual course of business; or its total assets would be less than the sum of the total liabilities plus the amount that would be needed to satisfy the rights of Shareholders who have preferential rights superior to those receiving the distribution.

EXECUTIVE AND DIRECTORS COMPENSATION

                                  COMPENSATION

                   SUMMARY OF SCHEDULED EXECUTIVE COMPENSATION

                                              ANNUAL COMPENSATION
------------------------------------- --------- ------------ ------------ ------------------- ------------- --------------
Name & Principal Position             Fiscal    Salary ($)   Bonus ($)    Other       Annual  Restricted    Securities
                                      Year                                Compensation ($)    Stock         Underlying
                                      2006                                                    Award(s) ($)  Options/
                                                                                                            SARS (#)
------------------------------------- --------- ------------ ------------ ------------------- ------------- --------------
Neil A. Cox, Chairman & CFO &                   $36,000      $0           $0                  $0            0
Director
------------------------------------- --------- ------------ ------------ ------------------- ------------- --------------
John N. Harris, President & Director            $36,000      $0           $0                  $0            0
------------------------------------- --------- ------------ ------------ ------------------- ------------- --------------
William  H.  Reilly,  COO  &  CTO  &            $42,000      $0           $0                  $0            0
Director
------------------------------------- --------- ------------ ------------ ------------------- ------------- --------------

Up until June 30, 2006 our officers had served without salary and contributed their services, and thereafter we have paid them at a rate of $6,000 per month on a month to month basis without contract. (Comment #66)

All of our officers and/or directors will continue to be active in other companies. All officers and directors have retained the right to conduct their own independent business interests.

It is possible that situations may arise in the future where the personal interests of the officers and directors may conflict with our interests. Such conflicts cold include determining what portion of their working time will be spent on our business and what portion on other business interest. To the best ability and in the best judgment of our officers and directors, any conflicts of interest between us and the personal interests of our officers and directors will be resolved in a fair manner which will protect our interests. Any transactions between us and entities affiliated with our officers and directors will be on terms which are fair and equitable to us. Our Board of Directors intends to continually review all corporate opportunities to further attempt to safeguard against conflicts of interest between their business interests and our interests.

We have no intention of merging with or acquiring an affiliate, associated person or business opportunity from any affiliate or any client of any such person.


Directors receive no compensation for serving.

FINANCIAL STATEMENTS

The financial statements of Tombstone Cards, Inc. appear on pages F-1 through F-12.


CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

Not applicable.

                              TOMBSTONE CARDS, INC.
                         (FORMERLY STACK THE DECK, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                              Financial Statements
                               September 30, 2006

     (with Report of Independent Registered Public Accounting Firm Thereon)

                             TOMBSTONE CARDS, INC.
                        (formerly Stack the Deck, Inc.)
                         (A Development Stage Company)
                         Index to Financial Statements

                                                                                                            Page
                                                                                                        -------------

Report of Independent Registered Public Accounting Firm.....................................................F-2

Balance Sheets at September 30, 2006 and December 31, 2005..................................................F-3

Statements of Operations for the nine months ended September 30, 2006,  from April 29,
     2005 (Inception) through December 31, 2005 and
     from April 29, 2005 (Inception) through September 30, 2006.............................................F-4

Statement of Changes in Shareholders' Equity for the period from
     April 29, 2005 (Inception) through September 30, 2006..................................................F-5

Statements of Cash Flows for the nine months ended September 30, 2006,  from April 29,
     2005 (Inception) through December 31, 2005 and
     from April 29, 2005 (Inception) through September 30, 2006.............................................F-6

Notes to Financial Statements...............................................................................F-7


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM





The Board of Directors and Shareholders
Tombstone Cards, Inc.:


We have audited the accompanying balance sheets of Tombstone Cards, Inc. (Formerly Stack the Deck, Inc.) (A Development Stage Company) as of September 30, 2006 and December 31, 2005, and the related statement of operations, changes in shareholders' equity, and cash flows for the nine months ended September 30, 2006, the period from April 29, 2005 (inception) through December 31, 2005, and the period from April 29, 2005 (inception) through September 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tombstone Cards, Inc. as of September 30, 2006 and December 31, 2005, and the results of its operations and its cash flows for the nine months ended September 30, 2006, the period from April 29, 2005 (inception) through December 31, 2005, and the period from April 29, 2005 (inception) through September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.


/s/Cordovano and Honeck, LLP
Cordovano and Honeck LLP
Englewood, Colorado
December 22, 2006

                             TOMBSTONE CARDS, INC.
                        (FORMERLY STACK THE DECK, INC.)
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS

                                                                                  SEPTEMBER 30,      DECEMBER 31,
                                                                                     2006               2005
                                                                                ----------------   ----------------
                                     ASSETS
Assets:
    Cash........................................................................$      727,523     $        6,286
    Equipment, net of accumulated depreciation of $88...........................         1,492                  -
    Prepaid expenses............................................................         9,000                  -
                                                                                ----------------   ----------------

               Total assets.....................................................$      738,015     $        6,286
                                                                                ================   ================

                       LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
    Accounts payable and accrued liabilities....................................$        2,856     $        2,538
                                                                                ----------------   ----------------

               Total liabilities................................................         2,856              2,538
                                                                                ----------------   ----------------

Shareholders' equity (Note 3):
    Common stock, no par value; 100,000,000 shares authorized,
      3,230,000 and 1,500,000 shares issued and outstanding, respectively.......       816,305             12,000
    Additional paid-in capital..................................................        27,752             10,000
    Deficit accumulated during development stage................................      (108,898)           (18,252)
                                                                                ----------------   ----------------

               Total shareholders' equity.......................................       735,159              3,748
                                                                                ----------------   ----------------

               Total liabilities and shareholders' equity.......................$      738,015     $        6,286
                                                                                ================   ================



                See accompanying notes to financial statements.

                              TOMBSTONE CARDS, INC.
                         (FORMERLY STACK THE DECK, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS

                                                                      FOR THE         APRIL 29, 2005     APRIL 29, 2005
                                                                    NINE MONTHS        (INCEPTION)        (INCEPTION)
                                                                       ENDED             THROUGH            THROUGH
                                                                    SEPTEMBER 30,      DECEMBER 31,       SEPTEMBER 30,
                                                                        2006               2005               2006
                                                                  -----------------  -----------------  -----------------


Expenses:
Contributed services by founders (Note 2).......................  $       10,000     $       10,000     $       20,000
Stock-based compensation (Note 3):
    Common stock options.........................................          7,752                 --              7,752
Selling, general and administrative expenses.....................         78,212              8,252             86,464
                                                                  -----------------  -----------------  -----------------

             Loss from operations................................        (95,964)           (18,252)          (114,216)

Other income:
Interest income..................................................          5,318                 --              5,318
                                                                  -----------------  -----------------  -----------------

             Loss before income taxes............................        (90,646)           (18,252)          (108,898)

Income tax provision (Note 4)                                                 --                 --                 --
                                                                  -----------------  -----------------  -----------------

             Net loss...........................................  $      (90,646)    $      (18,252)    $     (108,898)
                                                                  =================  =================  =================

Basic and diluted loss per share                                  $        (0.05)    $        (0.01)
                                                                  =================  =================

Basic and diluted weighted average
common shares outstanding.......................................  $    1,845,111     $    1,500,000
                                                                  =================  =================



                See accompanying notes to financial statements.

                              TOMBSTONE CARDS, INC.
                         (FORMERLY STACK THE DECK, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY



                                                                                                           Deficit
                                                                                                        Accumulated
                                                                                     Additional             During
                                                         Common Stock                 Paid-in           Development
                                                  -------------------------------
                                                     Shares           Amount           Capital              Stage          Total
                                                  -------------   ---------------  ----------------   ---------------- -------------

Balance at
    April 29, 2005  (inception).................           --     $           --   $             --   $            --  $         --

July and August 2005, sale of common
    stock at $0.01 per share, net of $3,000
    in offering costs (Note 3)..................    1,500,000             12,000                 --                --        12,000
Contributed services by founders (Note 2).......           --                 --             10,000                --        10,000
Net loss........................................           --                 --                 --           (18,252)      (18,252)
                                                  -------------   ---------------  ----------------   ---------------- -------------

Balance at
    December 31, 2005...........................   1,500,000              12,000             10,000           (18,252)        3,748

April through September 2006, sale of common
    stock at $0.50 per share, net of $63,695
    in offering costs (Note 3)..................   1,730,000             804,305                 --                --       804,305
May 2006, granted stock options (Note 3)........          --                  --              2,251                --         2,251
August 2006, stock options and warrants vested
    (Note 3)....................................          --                  --              5,501                --         5,501
Contributed services by founders (Note 2).......          --                  --             10,000                --        10,000
Net loss........................................          --                  --                 --           (90,646)      (90,646)
                                                 -------------   ----------------  ----------------   ---------------- -------------

Balance at
    September 30, 2006..........................   3,230,000     $       816,305   $         27,752   $      (108,898)  $   735,159
                                                 =============   ================  ================   ================ =============



                 See accompanying notes to financial statements.
                                       F-5

                              TOMBSTONE CARDS, INC.
                         (FORMERLY STACK THE DECK, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS

                                                              FOR THE         APRIL 29, 2005     APRIL 29, 2005
                                                            NINE MONTHS        (INCEPTION)        (INCEPTION)
                                                               ENDED             THROUGH            THROUGH
                                                            SEPTEMBER 30,      DECEMBER 31,       SEPTEMBER 30,
                                                               2006              2005               2006
                                                         -----------------  ----------------   ----------------

Cash flows from operating activities:
    Net loss.........................................    $   (90,646)       $    (18,252)      $     (108,898)
    Adjustments to reconcile net loss to net cash
      used in operating activities:
        Contributed services (Note 2)................         10,000              10,000               20,000
        Stock-based compensation (Note 3)............          7,752                  --                7,752
        Depreciation expense.........................             88                  --                   88
          Changes in operating assets and liabilities:
             Increase in prepaid expenses............         (9,000)                 --               (9,000)
             Increase in accounts payable............            318               2,538                2,856
                                                        -----------------  ----------------   ----------------
                 Net cash used in
                   operating activities..............        (81,488)             (5,714)             (87,202)
                                                        -----------------  ----------------   ----------------

Cash flows from investing activities:
    Purchase of property and equipment...............         (1,580)                 --               (1,580)
                                                        -----------------  ----------------   ----------------
                 Net cash used in
                   investing activities..............         (1,580)                 --               (1,580)
                                                        -----------------  ----------------   ----------------

Cash flows from financing activities:
    Proceeds from sale of common stock...............        865,000              15,000              880,000
    Payments for stock offering costs................        (60,695)             (3,000)             (63,695)
                                                        -----------------  ----------------   ----------------
                 Net cash provided by
                   financing activities..............        804,305              12,000              816,305
                                                        -----------------  ----------------   ----------------

                 Net change in cash and
                   cash equivalents..................        721,237               6,286              727,523

Cash and cash equivalents:
    Beginning of period..............................          6,286                  --                   --
                                                        -----------------  ----------------   ----------------

    End of period....................................   $    727,523       $       6,286      $       727,523
                                                        =================  ================   ================

Supplemental  disclosure of cash flow  information:
  Cash paid during the period for:
      Income taxes...................................   $         --       $         --       $           --
                                                        =================  ================   ================
      Interest.......................................   $         --       $         --       $           --
                                                        =================  ================   ================


                 See accompanying notes to financial statements.

                              TOMBSTONE CARDS, INC.
                         (FORMERLY STACK THE DECK, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


     (1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

Tombstone Cards, Inc. (referenced as "we", "us", "our" in the accompanying notes) was incorporated in the State of Colorado on April 29, 2005. We were organized to engage in the business of manufacturing and selling personalized playing cards.

DEVELOPMENT STAGE COMPANY

We are in the development stage in accordance with the Financial Accounting Standards Board's Statements of Financial Accounting Standards ("SFAS") No. 7 ACCOUNTING AND REPORTING BY DEVELOPMENT STAGE ENTERPRISES.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

We consider all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents. We had no cash equivalents at September 30, 2006 or December 31, 2005.

EQUIPMENT

Equipment is recorded at cost. Expenditures that extend the useful lives of equipment are capitalized. Repairs, maintenance and renewals that do not extend the useful lives of the equipment are expensed as incurred. Depreciation is provided on the straight-line method over 3 years.

Depreciation expense was $88, $-0- and $88, respectively, for the nine months ended September 30, 2006, the period from April 29, 2005 (inception) through
December 31, 2005, and the period from April 29, 2005 (inception) through September 30, 2006.

FINANCIAL INSTRUMENTS

The Company has determined, based on available market information and appropriate valuation methodologies, that the fair value of its financial instruments approximates carrying value. The carrying amounts of cash and cash equivalents, and accounts payable approximate fair value due to the short-term maturity of the instruments.

INCOME TAXES

We account for income taxes under the provisions of SFAS No. 109, ACCOUNTING FOR INCOME TAXES (SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

                              TOMBSTONE CARDS, INC.
                         (FORMERLY STACK THE DECK, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


EARNINGS (LOSS) PER COMMON SHARE

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

At September 30, 2006 and December 31, 2005, respectively, there were no variances between basic and diluted loss per share as the impact of the 4,270,000 and -0- options, warrants and warrant units outstanding respectively would have been anti-dilutive.

STOCK-BASED COMPENSATION

In December 2004, the FASB issued FASB Statement No. 123(R), Share-Based Payment, which is a revision to FASB Statement No. 123, Accounting for Stock-Based Compensation (FASB 123). FASB Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. We adopted the fair value based method of accounting for share-based payments effective January 1, 2006 using the modified prospective method described in FASB Statement No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure. The modified prospective method requires companies to record compensation cost beginning with the effective date based on the requirements of FASB Statement No. 123(R) for all share-based payments granted after the effective date. There were no share-based payments granted prior to the effective date.

YEAR-END

Our year-end is December 31.



     (2)  RELATED PARTY TRANSACTIONS

On  July  6,  2005,  we  sold  500,000   shares  of  our  common  stock  to  our
CFO/Secretary/Treasurer (Neil A. Cox) for $5,000, or $.01 per share. Our common stock had no quoted market value on the date of the transaction.

On July 14, 2005, we sold 500,000 shares of our common stock to our President (John N. Harris) for $5,000, or $.01 per share. Our common stock had no quoted market value on the date of the transaction.

From April 29, 2005 (date on inception) through the period ended September 30, 2006, the President and CFO, contributed management services to the Company for the periods presented. The time and effort was recorded in the accompanying financial statements based on the prevailing rates for such services, which equaled $25 per hour based on the level of service performed. The services are reported as contributed services with a corresponding credit to additional paid-in capital totaling $10,000 for the nine months ended September 30, 2006, $10,000 for the period from April 29, 2005 (inception) through December 31, 2005, and $20,000 for the period from April 29, 2005 (inception) through September 30, 2006.

                              TOMBSTONE CARDS, INC.
                         (FORMERLY STACK THE DECK, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


         (3) SHAREHOLDERS' EQUITY

COMMON STOCK

We have closed on August 31, 2006, a private offering of our common stock after selling 1,730,000 units for net proceeds of $804,305. We had offered for sale to residents of such States and Countries as the offering qualified under, two million units at $0.50 per unit. Each unit consisted of one share of common stock, one "A" warrant exercisable at $2.00 for up to three years and callable for redemption by the Company and one "B" warrant exercisable at $5.00 for up to three years and callable for redemption by the Company. The offering was made in reliance upon an exemption from registration under the federal and state securities laws provided by Regulation D, Rule 506 of the Securities and Exchange Commission and such other applicable registrations, or exemptions from registration, for which the Units may have qualified.

During July and August 2005, we sold 500,000 shares of our common stock to various investors for $5,000, or $.01 per share. Our common stock had no quoted market value on the date of the transaction. Proceeds from the sale of common stock, including sales to related parties, less offering costs of $3,000 were $12,000.


COMMON STOCK OPTIONS AND WARRANTS

On May 8, 2006, we granted to two investors options to purchase an aggregate of 150,000 shares of our common stock at an exercise price of $0.55 per share. The options vested on August 29, 2006 and expire on August 29, 2009. Our common stock had no quoted market value on the grant date; however, our Board of Directors, utilizing appropriate option pricing software, estimated the fair value of the options at $.0325 per share, or $4,800. The $4,800 was recorded as stock-based compensation in the accompanying financial statements during the nine months ended September 30, 2006.

Using the Black-Scholes option-pricing software, our Board of Directors assumed the following in estimating the fair value of the options at the grant date:

Risk-free interest rate..................................................4.99%
Dividend yield...........................................................0.00%
Volatility factor........................................................5.00%
Weighted average expected life...........................................3 years

On August 4, 2006, we granted to an outside consultant a warrant to purchase 600,000 shares of our common stock at an exercise price of $0.55 per share. The warrant vests upon the effective date of our Registration Statement and expires on August 31, 2009. Our Board of Directors, utilizing appropriate software, estimated the fair value of the warrant at $.0325 per share, or $19,500. We recorded $2,952 in stock-based compensation in the accompanying financial statements for the nine months ended September 30, 2006.

Using the Black-Scholes option-pricing software, the Board of Directors assumed the following in estimating the fair value of the warrant at the grant date:

Risk-free interest rate..................................................4.86%
Dividend yield...........................................................0.00%
Volatility factor........................................................5.00%
Weighted average expected life...........................................3 years

                              TOMBSTONE CARDS, INC.
                         (FORMERLY STACK THE DECK, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

On August 8, 2006, we granted to a placement agent a warrant to purchase 60,000 units at an exercise price of $0.60 per unit, in exchange for broker-dealer services. Each unit is comprised of one share of our common stock, one A warrant and one B warrant. The warrant vests upon the effective date of our Registration Statement and expires on August 31, 2009. Our Board of Directors, utilizing appropriate software, estimated the fair value of the warrant at $.015 per share, or $900, which was recorded as offering cost in the accompanying financial statements at September 30, 2006.

Using the Black-Scholes option-pricing software, the Board of Directors assumed the following in estimating the fair value of the warrant at the grant date:

Risk-free interest rate..................................................4.86%
Dividend yield...........................................................0.00%
Volatility factor........................................................5.00%
Weighted average expected life...........................................3 years

Following is a schedule of changes in our common stock options and warrants for the period ended September 30, 2006:

                                                                                                WEIGHTED       WEIGHTED
                                                                                                AVERAGEE       AVERAGE
                                                  AWARDS OUTSTANDING            EXERCISE        EXERCISE      REMAINING
                                            -------------------------------      PRICE            PRICE       CONTRACTUAL
                                                TOTAL         EXERCISABLE      PER SHARE        PER SHARE        LIFE
                                            --------------- --------------- -----------------  ------------ ----------------
Outstanding at
    April 29, 2005 (inception).............              -               -                 -        $    -        N/A
Granted....................................              -               -                 -        $    -        N/A
Exercised..................................              -               -                 -        $    -        N/A
Cancelled/Expired..........................              -               -                 -        $    -        N/A
                                            --------------- --------------- -----------------  ------------ ----------------
Outstanding at December 31, 2005...........              -               -                 -        $    -        N/A

Granted....................................      4,270,000       4,270,000     $0.55 - $5.00        $ 2.94      3 years
Exercised..................................              -               -                 -        $    -        N/A
Cancelled/Expired..........................              -               -                 -        $    -        N/A
                                            --------------- --------------- -----------------  ------------ ----------------
Outstanding at September 30, 2006..........      4,270,000       4,270,000     $0.55 - $5.00        $ 2.94      3 years
                                            =============== =============== =================  ============ ================

                              TOMBSTONE CARDS, INC.
                         (FORMERLY STACK THE DECK, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

Common stock awards consisted of the following options and warrants:

                                                                                         WARRANT          TOTAL
    DESCRIPTION                                           OPTIONS        WARRANTS         UNITS          AWARDS
---------------------------------------------------------------------  -------------- --------------- --------------
Outstanding at April 29, 2005 (inception)...........               -               -               -              -
Granted.............................................               -               -               -              -
Exercised...........................................               -               -               -              -
Cancelled/Expired...................................               -               -               -              -
                                                       --------------  -------------- --------------- --------------
Outstanding at December 31, 2005....................               -               -               -              -

Granted.............................................         150,000       4,060,000         120,000      4,270,000
Exercised...........................................               -               -               -              -
Cancelled/Expired...................................               -               -               -              -
                                                       --------------  -------------- --------------- --------------
Outstanding at September 30, 2006...................         150,000       4,060,000         120,000      4,270,000
                                                       ==============  ============== =============== ==============





         (4) INCOME TAXES

A reconciliation of U.S. statutory federal income tax rate to the effective rate follows:

                                                                                APRIL 29, 2005
                                                            NINE MONTHS          (INCEPTION)
                                                               ENDED               THROUGH
                                                            SEPTEMBER 30,         DECEMBER 31,
                                                                2006                 2005
                                                         -------------------  -------------------
U.S. statutory federal rate.........................                 15.00%               15.00%
State income tax rate...............................                  3.94%                3.94%
Permanent difference - Contributed services.........                -10.37%              -10.38%
Net operating loss for which no tax
   benefit is currently available...................                 -8.57%               -8.56%
                                                         -------------------  -------------------
                                                                      0.00%                0.00%
                                                         ===================  ===================


At September 30, 2006, deferred tax assets consisted of a net tax asset of $15,271 due to operating loss carryforwards of $108,898 which was fully allowed for, in the valuation allowance of $15,271. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the period from January 1, 2006 through September 30, 2006 totaled $13,708.

At December 31, 2005, deferred tax assets consisted of a net tax asset of $1,563 due to operating loss carryforwards of $8,252, which was fully allowed for, in the valuation allowance of $1,563. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the period from April 29, 2005 (inception) through December 31, 2005 totaled $1,563. The net operating loss carryforward expires through the year 2026.

                              TOMBSTONE CARDS, INC.
                         (FORMERLY STACK THE DECK, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

The valuation allowance is evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of these losses.


     (5)  CONCENTRATION OF CREDIT RISK

We have concentrated our credit risk for cash by maintaining deposits in financial institutions, which may at times, exceed the amounts covered by insurance provided by the United States Federal Deposit Insurance Corporation
(FDIC). The loss that would have resulted from that risk totaled $627,523 at September 30, 2006, for the excess of the deposit liabilities reported by the financial institution over the amount that would have been covered by federal insurance. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk to cash.

                     [OUTSIDE BACK COVER PAGE OF PROSPECTUS]
                     DEALER PROSPECTUS DELIVERY REQUIREMENTS

Until ninety (90) days from the effective date of this registration statement, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Tombstone Cards, Inc. officers and directors are indemnified as provided by the Colorado Revised Statutes and the bylaws.

Under the Colorado Revised Statutes, director immunity from liability to a company or its Shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's Articles of Incorporation. Our Articles of Incorporation do not specifically limit the directors' immunity. Excepted from that immunity are: (a) a willful failure to deal fairly with the company or its Shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Our bylaws provide that it will indemnify the directors to the fullest extent not prohibited by Colorado law; provided, however, that the company may modify the extent of such indemnification by individual contracts with the directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding, or part thereof, initiated by such person unless such indemnification: (a) is expressly required to be made by law, (b) the proceeding was authorized by the board of directors,
(c) is provided by us, in sole discretion, pursuant to the powers vested under Colorado law or (d) is required to be made pursuant to the bylaws.

Our bylaws provide that it will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the company, or is or was serving at the request of us as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the bylaws or otherwise.

Our bylaws provide that no advance shall be made by it to an officer of the company except by reason of the fact that such officer is or was a director of the company in which event this paragraph shall not apply, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the company.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


We have expended, or will expend fees in relation to this registration statement as detailed below:


         ================================================================= =========================================
                           EXPENDITURE ITEM                                                 AMOUNT
         ----------------------------------------------------------------- -----------------------------------------
         Attorney Fees                                                                                      $35,000
         ----------------------------------------------------------------- -----------------------------------------
         Audit Fees                                                                                         $20,000
         ----------------------------------------------------------------- -----------------------------------------
         Transfer Agent Fees                                                                                $ 2,500
         ----------------------------------------------------------------- -----------------------------------------
         SEC Registration and Blue Sky Registration fees (estimated)                                        $ 5,000
         ----------------------------------------------------------------- -----------------------------------------
         Printing Costs and Miscellaneous Expenses (estimated)                                              $ 6,000
                                                                                                             ------
         ----------------------------------------------------------------- -----------------------------------------
         TOTAL                                                                                              $68,500
         ================================================================= =========================================

RECENT SALES OF UNREGISTERED SECURITIES


We have sold securities within the past three years without registering the securities under the Securities Act of 1933 as shown in the following table:

(Comment #67)

------------------- --------------------------------------------------------------------------------------------------
NAME                COMMON SHARES    "A" WARRANTS   "B" WARRANTS    "OTHER"         ($) PAID   DATE OF    EXEMPTION
                                                                    WARRANTS        PER SHARE  PURCHASE
------------------- --------------------------------------------------------------------------------------------------
Neil A. Cox                 500,000                                                      $.01     4/2005      Section
                                                                                                                 4(2)
------------------- --------------------------------------------------------------------------------------------------
John N. Harris              500,000                                                      $.01     4/2005      Section
                                                                                                                 4(2)
------------------- --------------------------------------------------------------------------------------------------
James C. McLennan            25,000                                                      $.01     4/2005      Section
                                                                                                                 4(2)
------------------- --------------------------------------------------------------------------------------------------
Dale Stonedahl (1)           60,000         60,000          60,000                       $.50    3/10/06     Rule 506
------------------- --------------------------------------------------------------------------------------------------
Dale Stonedahl               50,000                                                      $.01     4/2005      Section
                                                                                                                 4(2)
------------------- --------------------------------------------------------------------------------------------------
George W.                    50,000         50,000          50,000                       $.50    2/22/06     Rule 506
Wanberg  and
Cynthia B.
Wanberg (1)
------------------- --------------------------------------------------------------------------------------------------
George W.                    25,000                                                      $.01     4/2005      Section
Wanberg  and                                                                                                     4(2)
Cynthia B. Wanberg
------------------- --------------------------------------------------------------------------------------------------
Jolaine Roth                 25,000                                                      $.01     4/2005      Section
                                                                                                                 4(2)
------------------- --------------------------------------------------------------------------------------------------
Mark S.                      25,000                                                      $.01     4/2005      Section
Kachun                                                                                                           4(2)
------------------- --------------------------------------------------------------------------------------------------
James B.                     25,000                                                      $.01     4/2005      Section
Sebastian                                                                                                        4(2)
------------------- --------------------------------------------------------------------------------------------------
William H.                   25,000                                                      $.01     4/2005      Section
Reilly                                                                                                           4(2)
------------------- --------------------------------------------------------------------------------------------------
Douglas F.                  200,000                                                      $.01     4/2005      Section
Fleet                                                                                                            4(2)
------------------- --------------------------------------------------------------------------------------------------
Barbara C.                   50,000                                                      $.01     4/2005      Section
Kurczodyna                                                                                                       4(2)
------------------- --------------------------------------------------------------------------------------------------
J.  Randall                  50,000                                                      $.01     4/2005      Section
Thrall                                                                                                           4(2)
------------------- --------------------------------------------------------------------------------------------------
Gary Stonedahl               20,000         20,000          20,000                       $.50    3/10/06     Rule 506
------------------- --------------------------------------------------------------------------------------------------
Lee A. Milo TR UA           100,000        100,000         100,000                       $.50    3/13/06     Rule 506
12052002, George
Wanberg TTEE
------------------- --------------------------------------------------------------------------------------------------


                                       48



------------------- -------------------------------------------------------------------------------------------------
Matthew Ray Frigm           20,000          20,000          20,000                       $.50    3/14/06    Rule 506
------------------- -------------------------------------------------------------------------------------------------
William J. Clayton          30,000          30,000          30,000                       $.50    3/17/06    Rule 506
------------------- -------------------------------------------------------------------------------------------------
Richard C.                  50,000          50,000          50,000                       $.50    3/19/06    Rule 506
Erickson
------------------- -------------------------------------------------------------------------------------------------
Carmine Tirone              30,000          30,000          30,000                       $.50    3/20/06    Rule 506
------------------- -------------------------------------------------------------------------------------------------
Willie Gibson               10,000          10,000          10,000                       $.50    3/21/06    Rule 506
------------------- -------------------------------------------------------------------------------------------------
Leroy Padilla               10,000          10,000          10,000                       $.50    3/30/06    Rule 506
------------------- -------------------------------------------------------------------------------------------------
Nagle Family Trust          50,000          50,000          50,000                       $.50    5/31/06    Rule 506
------------------- -------------------------------------------------------------------------------------------------
David W. Lane              100,000         100,000         100,000                       $.50    7/13/06    Rule 506
------------------- --------------------------------------------------------------------------------------------------
Robert E.                  100,000         100,000         100,000                       $.50    7/28/06    Rule 506
Maciorowski
------------------- --------------------------------------------------------------------------------------------------
James Scanlon              200,000         200,000         200,000                       $.50    7/28/06    Rule 506
------------------- --------------------------------------------------------------------------------------------------
Mike Scanlon               200,000         200,000         200,000                       $.50    7/31/06    Rule 506
------------------- --------------------------------------------------------------------------------------------------
Michael J. Keate           200,000         200,000         200,000                       $.50    7/31/06    Rule 506
------------------- --------------------------------------------------------------------------------------------------
Roland Rosenboom           200,000         200,000         200,000                       $.50    7/31/06    Rule 506
------------------- --------------------------------------------------------------------------------------------------
James V. Bickford          100,000         100,000         100,000                       $.50    7/31/06    Rule 506
------------------- --------------------------------------------------------------------------------------------------
Lawrence M. Elman           50,000          50,000          50,000                       $.50    7/31/06    Rule 506
------------------- --------------------------------------------------------------------------------------------------
Richard Gardner             10,000          10,000          10,000                       $.50     8/1/06    Rule 506
------------------- --------------------------------------------------------------------------------------------------
Robert E. Dettle,           50,000          50,000          50,000                       $.50     8/4/06    Rule 506
Trustee
------------------- --------------------------------------------------------------------------------------------------
William H. & Gale           10,000          10,000          10,000                       $.50     8/7/06    Rule 506
S. Kendall
------------------- --------------------------------------------------------------------------------------------------
William R. Talbert          10,000          10,000          10,000                       $.50    8/29/06    Rule 506
------------------- --------------------------------------------------------------------------------------------------
John Gersman                10,000          10,000          10,000                       $.50    8/30/06    Rule 506
------------------- --------------------------------------------------------------------------------------------------
Dulcinea A.                 10,000          10,000          10,000                       $.50    8/30/06    Rule 506
Hansard
------------------- --------------------------------------------------------------------------------------------------
Steve E. Hatch              50,000          50,000          50,000                       $.50    8/30/06    Rule 506
----------------------------------------------------------------------------------------------------------------------
Capital Merchant Banc                                                      600,000    $.00001    8/31/06    Section
                                                                                                                4(2)
------------------- --------------------------------------------------------------------------------------------------
Garden State Securities                                                    60,000     $.00001    8/31/06    Section
                                                                                                                4(2)
------------------- --------------------------------------------------------------------------------------------------
Employee/                                                                  150,000      $.001    8/31/06    Section
Consultant Stock                                                                                                4(2)
Options
------------------- --------------------------------------------------------------------------------------------------
    Dale Stonedahl          50,000          50,000
------------------- --------------------------------------------------------------------------------------------------
    William Reilly         100,000         100,000
------------------- --------------------------------------------------------------------------------------------------

(Comment #69)

     (1) Mr. Dale Stonedahl and Mr. George Wanberg were both purchasers of stock ($0.01) and both also purchased units ($0.50) in the Private Placement Memorandum.

EXEMPTIONS FROM REGISTRATION FOR UNREGISTERED SALES
(Comment #67)

1. All Common Shares sold at $.01 were sold to the initial founding shareholders under Section 4(2) and to private investors at $0.05 per Share pursuant to an exemption under Rule 504 of Regulation D.

A Private Placement Memorandum was used together with a Subscription Agreement for the Offering in which the investors represented thus understood the securities were unregistered and that they had no liquidity and must be held for an indefinite period of time, and that they were not purchasing with the intent to resell promptly.

2. All Units consisting of Common Shares and Warrants were sold at $0.50 per Unit pursuant to an exemption under Rule 506 of Reg. D.

The Warrants sold to Capital Merchant Banc, Garden State Securities and certain Employee/Consultant Stock Options were sold pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. Each of the recipients of Warrants or Stock Options received such in consideration of services rendered:

     1. Capital Merchant Banc - (Comment #68) consulting services on business model and plan
     2. Garden State Securities - additional compensation to Registered Broker Dealer for acting as Placement Agent (Comment #68)
     3. Employee/Consultant received Options for services rendered to our Company. (Comment #68)

EXHIBITS

         ------------ ---------------------------------------------------- ---------------------------
         NUMBER       DESCRIPTION
         3.1          Articles of Incorporation.                           *
         3.2          Articles of Amendment - Name Change                  *
         3.3          Bylaws of Tombstone Cards, Inc.                      *
         5            Opinion re: Legality                                 Filed Herewith
         10.1         "A" Warrant Form                                     *
         10.2         "B" Warrant Form                                     *
         10.3         Capital Merchant Banc Warrant Form                   *
         10.4         Employee Stock Warrant Form                          *
         10.5         William H. Reilly Warrant Form                       *
         10.6         Dale Stonedahl Warrant Form                          *
         10.7         Revised Garden State Securities Warrant Form         Filed Herewith
         10.8         Consulting  Agreement  with Capital  Merchant Banc,  *
                      LLC
         10.9         Garden State Securities Finder's Fee Agreement       *
         10.10        2006 Tombstone Cards, Inc. Option Plan               *
         23.1         Consent of Attorney                                  Filed Herewith
         23.2         Consent of Accountant                                Filed Herewith
         ------------ ---------------------------------------------------- ---------------------------

*   Incorporated   by  reference  to  the  Form  SB-2   Registration   Statement
(#333-138184) filed with the Securities and Exchange Commission on October 24, 2006.

UNDERTAKINGS
Tombstone Cards, Inc. hereby undertakes the following:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (a) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

     (b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

     (c) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.


Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.


In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of the directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of the directors, officers, or controlling persons in connection with the securities being registered, we will unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

For determining liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b) (1) or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

                                   SIGNATURES


In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Longmont, Colorado, on January 8, 2007.


TOMBSTONE CARDS, INC.



/s/John N. Harris                                             January 8, 2007
----------------------------------------
John N. Harris
President


/s/Neil A. Cox                                                January 8, 2007
------------------------------------
Neil A. Cox
Chief Financial Officer

/s/William H. Reilly                                          January 8, 2007
------------------------------------
William H. Reilly
Chief Operating Officer, Chief Technology Officer



In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.




/s/John N. Harris                                             January 8, 2007
----------------------------------------
John N. Harris, President and Director


/s/Neil A. Cox                                                January 8, 2007
------------------------------------
Neil A. Cox, Chairman and
Chief Financial Officer and Director
(Comment #72)

/s/William H. Reilly                                          January 8, 2007
------------------------------------
William H. Reilly, Chief Operating
Officer, Chief Technology Officer and
(Comment #72)
Director

                                   EXHIBIT 5.1
                                  EXHIBIT 23.1


                               Michael A. Littman
                                Attorney at Law
                               7609 Ralston Road
                                Arvada, CO 80002
                        303-422-8127 * 303-431-1567 fax


                                 January 8, 2007


Tombstone Cards, Inc.
5380 Highlands Drive
Longmont, CO  80503


Re:  SB-2/A Registration Statement for common shares of Tombstone Cards, Inc.

Gentlemen:

     At your request, I have examined Registration Statement No. 333-138184 which is being filed with the Securities and Exchange Commission ("SEC"), on Form SB-2/A (the "Amended Registration Statement"), in connection with the registration under the Securities Act of 1933, as amended, of 1,790,000 Units consisting of one common share and one "A" Warrant and one "B" Warrant, 1,500,000 Shares of Common Stock of Selling Shareholders, 1,790,000 shares comprising part of the Units being Registered, 1,790,000 "A" Warrants, 1,790,000 "B" Warrants, 1,790,000 common Shares underlying "A" Warrants at $2.00 per
Share, 1,790,000 common Shares underlying "B" Warrants at $5.00 per Share, 600,000 common Shares underlying Consultant Warrants at $0.55 per Share, 60,000 common Shares underlying Placement Agent Warrants at $0.60 per Share and 150,000 Employee/Consultant Option Shares at $0.55 per Share (the "Stock").

     In rendering the following opinion, I have examined and relied only upon the documents, and certificates of officers and directors of the Company as are specifically described below. In my examination, I have assumed the genuineness of all signatures, the authenticity, accuracy and completeness of the documents submitted to me as originals, and the conformity with the original documents of all documents submitted to me as copies. My examination was limited to the following documents and not others:

     a.   Certificate of Incorporation of the Company, as amended to date;

     b.   Bylaws of the Company, as amended to date;

     c. Certified Resolutions adopted by the Board of Directors of the Company authorizing the issuance of the Stock.

     d. The Amended Registration Statement as filed with the SEC as of the date hereof.

     I have not undertaken, nor do I intend to undertake, any independent investigation beyond such documents and records, or to verify the adequacy of accuracy of such documents and records.

     Based on the foregoing, it is my opinion that the Stock being registered under the Amended Registration Statement, as issued, is and will be duly and validly authorized, fully paid and non-assessable under Colorado Laws.

     I express no opinion as to compliance with the Securities Acts or "blue sky" laws of any state in which the Stock is proposed to be offered and sold or as to the effect, if any, which non-compliance with such laws might have on the validity of transfer of the Stock.

     I consent to the filing of this opinion as an exhibit to any filing made with the Securities and Exchange Commission or under any state or other jurisdiction's securities act for the purpose of registering, qualifying or establishing eligibility for an exemption from registration or qualification of the Stock described in the Amended Registration Statement in connection with the offering described therein.

     This opinion covers only matters of Colorado law and nothing in this opinion shall be deemed to imply any opinion related to the laws of any other jurisdiction. Nothing herein shall be deemed to relate to or constitute an opinion concerning any matters not specifically set forth above.

     The information set forth herein is as of the date of this letter. I disclaim any undertaking to advise you of changes which may be brought to my attention after the effective date of the Amended Registration Statement.

                                                  Sincerely,

                                                  /s/Michael A. Littman
                                                  ------------------------
                                                  Michael A. Littman

Exhibit 10.7

                               WARRANT CERTIFICATE


 ___________________ Warrants



                              TOMBSTONE CARDS, INC.

                                   REDEEMABLE
                              UNIT PURCHASE WARRANT


Warrant Number

W-   U1                                                  CUSIP:
_______________                                                _________________




                    Warrants for the Purchase of Units of the
                          no par value Common Stock of

                              TOMBSTONE CARDS, INC.

1. This is to certify that, when this Warrant has been countersigned as hereinafter provided,

                          GARDEN STATE SECURITIES, INC.
                       -----------------------------------
                              ("Registered Holder")

or registered assigns, is entitled to purchase, subject to the terms and conditions hereinafter set forth, at any time from and after August 31, 2006 for a three-year period until August 31, 2009, which three-year period may be extended by the Company upon written notice to the Registered Holder hereof, one (1) Unit, consisting of one Share of Common Stock and two Warrants, an "A" Warrant and a "B" Warrant to purchase common Stock at $2.00 and $5.00, respectively ("Unit") of Tombstone Cards, Inc. each one (1) Warrant exercised, at a purchase price of $0.60 per share, and receive a certificate(s) for the Units and Warrants so purchased, upon presentation and surrender to the Company, with the subscription duly executed, and accompanied by payment of the purchase price of each Unit purchased, either in cash, certified funds, bank cashiers check or bank check, payable to the order of the Company. Fractional Units will not be issued upon the exercise of this Warrant.

2. The Company covenants and agrees that all shares of Common Stock or Warrants which may be delivered upon the exercise of this Warrant will, upon delivery, be free from all taxes, liens and charges with respect to the purchase thereof hereunder. However, the Company shall not be obligated to deliver any Units, Shares and Warrants pursuant to the exercise of this Warrant, unless and until, a current Registration Statement under the Securities Act of 1933, as amended, with respect to such Units, Shares, and Warrants remains effective. The Company covenants and agrees and will use its best efforts to cause its current
Registration Statement to become effective. This Warrant shall not be exercisable in any state where such exercise would be unlawful. The Company will attempt to qualify the shares represented by this Warrant for sale in all jurisdictions where holders of the Company's Warrants reside.

3. The number of Units and resulting Shares of Common Stock and Warrants purchasable upon the exercise of this Warrant and the purchase price shall be subject to adjustment from time to time as set forth below:

         REORGANIZATION, RECLASSIFICATION, CONSOLIDATION, MERGER OR SALE.

                  If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities, or other assets or property (an "Organic Change"), then, as a condition of such Organic Change, lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right, upon exercise of this Warrant, to purchase and receive (in lieu of the Shares of the Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by this Warrant) such Shares of stock, Units, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of Shares or Units of such stock immediately theretofore purchasable and receivable upon the exercise of the rights represented by this Warrant. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Warrant to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Exercise Price and of the number of Shares or Units purchasable and receivable upon the exercise of this Warrant) shall thereafter be applicable, in relation to any Shares of stock, Units, securities or assets thereafter deliverable upon the exercise hereof. The Company will not effect any such consolidation, merger or sale unless, prior to the consummation thereof, the successor corporation (if other than the Company) resulting from such consolidation or the corporation purchasing such assets shall assume by written instrument executed and mailed or delivered to the Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder, upon Holder's exercise of this Warrant and payment of the purchase price in accordance with the terms hereof, such Shares of stock, Units, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase.

                  No adjustment of the Exercise Price, however, shall be made in an amount less than $.01 per Unit, but any such lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment which together with any adjustments so carried forward shall amount to $.01 per Unit or more.

4. This Warrant shall be callable and redeemable by the Company upon 30 days written notice to the Registered Holder of this Warrant at $0.001 per warrant, if not exercised prior thereto.

5. The Company agrees at all times to reserve or hold available a sufficient number of shares of its Common Stock to cover the number of shares issuable upon the exercise of this and other Warrants of like tenor then outstanding.

6. This Warrant does not entitle the Registered Holder hereof to any voting rights or other rights as a shareholder of the Company, or to any other rights whatsoever except the rights set forth in this Warrant, and no dividend shall be payable or accrue in respect of this Warrant or the interest represented hereby, or the share purchasable hereunder, until or unless, and except to the extent that, this Warrant shall be exercised.

7. This Warrant is exchangeable upon the surrender hereof by the Registered Holder to the Warrant Agent for new Warrants of like tenor and date, representing in the aggregate the right to purchase the number of shares purchasable hereunder, each of such new Warrants to represent the right to purchase such numbers as may be designated by the Registered Holder at the time of such surrender. From the date this offering is closed, this Warrant and all rights hereunder shall be transferable separately from the stock certificate to which it is attached by the Registered Holder hereof in person or by duly authorized attorney on the books of the Company upon surrender of this Warrant, properly endorsed, to the Company. The Company may deem and treat the Registered Holder of this Warrant at any time as the absolute owner hereof for all purposes and shall not be affected by any notice to the contrary.

8.       REGISTRATION RIGHTS

         (a) If at any time the Company proposes to register the sale of Units or Shares of Common Stock (whether for itself or any of its security holders) under the Securities Act and the registration form to be used may be used for the registration of shares underlying this Warrant (a "Piggyback Registration"), the Company shall give prompt written notice to the Holder of its intention to effect such a registration and, subject to Section 8 (b) below, shall include in such registration all Units or Shares of Common Stock underlying this Warrant with respect to which the Company has received Holder's written request for inclusion in such registration, provided that such request must be received by Company within 20 days after the date of the Company's notice to Holder. The Registration Expenses in all Piggyback Registrations shall be paid by the Company.

         (b) If a Piggyback Registration is an underwritten primary registration on behalf of the Company or a successor, and the managing underwriters advise the Company in writing that in their opinion the number of shares of Common Stock requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company shall exclude from such registrations the excess amount of shares of Common Stock, and shall include in such registration (i) first, the securities the Company proposes to sell; (ii) second, shares of Common Stock requested to be included in such registration by the holders of all securities of the Company having registration rights, pro rata among the owners of such securities on the basis of the number of shares of Common Stock or equivalent shares of Common Stock owned by each such owner, and (iii) third, other securities requested to be included in such registration, in the Company's discretion.

         (c) Whenever the Holder has requested that any shares of Common Stock underlying this Warrant be registered pursuant to this Section 8, the Company shall use its best efforts to effect the registration and the sale of such Units or Shares in accordance with the intended method of disposition thereof, and pursuant thereto the Company shall as expeditiously as possible:

               (i) notify the Holder of the effectiveness of each registration statement filed hereunder and prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than 180 days and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

               (ii) furnish   the   Holder   such   number  of  copies  of  such
                    registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the shares of Common Stock underlying this Warrant;

               (iii)use its best  efforts  to  register  or  qualify  the Units,
                    Warrants or Shares of Common Stock underlying this Warrant under such other securities or blue sky laws of such jurisdictions as Holder reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable Holder to consummate the disposition in such jurisdictions of the shares of Common Stock underlying this Warrant (provided that the Company shall not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (B) subject itself to taxation in any such jurisdiction or (C) consent to general service of process in any such jurisdiction);

               (iv) notify  Holder,  at  any  time  when a  prospectus  relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, whereupon Holder shall cease distributing any shares of Common Stock until, at the request of Holder, the Company shall prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such shares of Common Stock, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading; and

               (v) use its best efforts to comply with all applicable rules and regulations of the Securities and Exchange Commission, and in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any equity securities included in such registration statement for sale in any jurisdiction, the Company shall use its best efforts promptly to obtain the withdrawal of such order.

         (d) All expenses incident to the Company's performance of or compliance with this Section 8, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, NASD fees, printing expenses, messenger and delivery expenses, fees arid disbursements of custodians, and fees and disbursements of counsel for the Company and all independent certified public accountants, fees (up to $5,000), and disbursements of one counsel for the Holder, underwriters (excluding discounts and commissions) and other persons retained by the Company (all such expenses being herein called "Registration Expenses"), shall be borne by the Company as provided in this Section 8.

         (e) The Company agrees to indemnify, to the extent permitted by law, Holder, its officers and directors and each person who controls Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement filed by the Company, prospectus prepared by the Company or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by Holder expressly for use therein or by Holder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished Holder with a sufficient number of copies of the same. In connection with an underwritten offering, the Company shall indemnify such underwriters, their officers and directors and each person who controls such underwriters (within the meaning of the Securities Act) to at least the same extent as provided above with respect to the indemnification of the Holder issued by the Company.

         (f) In connection with any registration statement in which Holder is participating, each Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by Holder.

         (g) Any person entitled to  indemnification  under this Section 8 shall
(i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person's right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

         (h) The indemnification provided for under this Section 8 shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. In order to provide for contribution in any case in which either (i) Holder makes a claim for indemnification pursuant to this Section 8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of Holder in circumstances for which indemnification is provided under this Section 8; then, in each such case, the Company and Holder will contribute to the aggregate losses, claims, damages or liabilities which they would otherwise be obligated to indemnify under Sections 8(e) and 8(1) (after contribution from others) in such proportions so that Holder is responsible for the portion of such aggregate losses, claims, damages or liabilities represented by the percentage that the public offering price of its shares of Common Stock offered by the registration statement bears to the public offering price of all securities offered by such registration statement, and the Company is responsible for the remaining portion; provided, however, that, no person or entity guilty of fraudulent misrepresentation, within the meaning of Section 11(f) of the Securities Act, shall be entitled to contribution from any person or entity who is not guilty of such fraudulent misrepresentation.

         (i) Holder may not participate in any registration under this Section 8 which is underwritten unless Holder (i) agrees to sell Holder's shares of Common Stock on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

         IN WITNESS WHEREOF, the Company has caused this Warrant to be endorsed by the facsimile signatures of its duly authorized officers, and to be sealed with the facsimile seal of the Company

TOMBSTONE CARDS, INC.                     ATTESTED BY:



--------------------------------          --------------------------------
President                                 Secretary

--------------------------------          --------------------------------
Date                                      Date

                                SUBSCRIPTION FORM

           To be Executed by the Holder of this Warrant if such Holder
              Desires to Exercise this Warrant in Whole or in Part:

To:      Tombstone Cards, Inc. (the "Company")


The undersigned ___________________________ (Social Security number _____________or taxpayer identification number of Subscriber:
_________________________)  hereby  irrevocably  elects to exercise the right of
purchase   represented  by  this  Warrant  for,  and  to  purchase   thereunder,
____________ shares of the Common Stock (the "Common Stock") provided for therein and tenders payment herewith to the order of the Company in the amount of $______________, such payment being made as provided on the face of this Warrant.

The undersigned requests that certificates for such shares of Common Stock be issued as follows:

Name:    ______________________________________________________________________


Address: ______________________________________________________________________

         ______________________________________________________________________

Deliver to: ____________________________________________________________________

Address: ______________________________________________________________________

         ______________________________________________________________________

and, if such number of shares of Common Stock shall not be all the shares of Common Stock purchasable hereunder, that a new Warrant for the balance remaining of the shares of Common Stock purchasable under this Warrant be registered in the name of, and delivered to, the undersigned at the address stated above.


Dated:   ______________________



                              Signature ___________________________
                              Note: The signature on this Subscription Form must correspond with the name as written upon the face of this Warrant in every particular, without alteration or enlargement or any change whatever.

                               FORM OF ASSIGNMENT
                       (To Be Signed Only Upon Assignment)


FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto this Warrant, and appoints __________________________________________ to transfer this Warrant on the books of the Company with the full power of substitution in the premises.


Dated: _____________________

In the presence of:

----------------------------------------


                               -----------------------------------------------
                              (Signature must conform in all respects to the name of the holder as specified on the face of this Warrant without alteration, enlargement or any change whatsoever, and the signature must be guaranteed in the usual manner)

                                  EXHIBIT 23.2


                         CONSENT OF INDEPENDENT AUDITORS

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the use, in the amended registration statement on Form SB-2/A of Tombstone Cards, Inc., of our report dated December 22, 2006 on our audits of the financial statements of Tombstone Cards, Inc. as of September 30, 2006 and December 31, 2005, and the related statement of operations, changes in shareholders' equity, and cash flows for the nine months ended September 30, 2006, the period from April 29, 2005 (inception) through December 31, 2005, and the period from April 29, 2005 (inception) through September 30, 2006, and the reference to us under the caption "Experts".


/s/Cordovano and Honeck, LLP
-------------------------------
Cordovano and Honeck, LLP
Englewood, Colorado

January 8, 2007